SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

for the period ended June 30, 2007

Commission file Number: 1-15154

ALLIANZ SE

Königinstrasse 28

80802 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

THIS REPORT ON FORM 6-K (EXCEPT FOR ANY NON-GAAP FINANCIAL MEASURE AS SUCH TERM IS DEFINED IN REGULATION G UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13462 AND NO. 333-139900) OF ALLIANZ SE AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED. FOR THE AVOIDANCE OF DOUBT, THE DISCLOSURE CONTAINING ANY NON-GAAP FINANCIAL MEASURE CONTAINED IN THE ATTACHED REPORT IS NOT INCORPORATED BY REFERENCE INTO THE ABOVE-MENTIONED REGISTRATION STATEMENTS FILED BY ALLIANZ SE.

Consolidated Financial Statements for the Second Quarter and First Half of 2007	37

Notes to the Consolidated Financial Statements	43

Development of the Allianz share price versus Dow Jones EURO STOXX 50 and Dow Jones EURO STOXX Insurance indexed on the Allianz share price in €

Source: Thomson Financial Datastream

Current information on the development of the Allianz share price is available on the internet at www.allianz.com/stock.

Basic Allianz share information

Share type	Registered share with restricted transfer
Denomination	No-par-value share
Stock exchanges	All German stock exchanges, London, Paris, Zurich, Milan, New York
Security Codes	WKN 840 400 ISIN DE 000 840 400 5
Bloomberg	ALV GY
Reuters	ALVG.DE

Investor Relations

We endeavor to keep our shareholders up-to-date on all company developments. Our Investor Relations Team is pleased to answer any questions you may have.

Allianz SE

Investor Relations

Koeniginstrasse 28

80802 Muenchen

Germany

Investor Line:	+ 49 1802 2554269
+ 49 1802 ALLIANZ
Fax:	+ 49 89 3800 3899
E-mail: investor.relations@allianz.com
Internet: www.allianz.com/investor-relations

Allianz Group Key Data

Balance sheet

	As of June 30, 2007 €mn	As of December 31, 2006 €mn	Change
Investments	293,491	298,134	(1.6)%
Loans and advances to banks and customers	452,961	408,278	10.9%
Total assets	1,111,145	1,053,226	5.5%
Liabilities to banks and customers	398,010	361,078	10.2%
Reserves for loss and loss adjustment expenses	64,824	65,464	(1.0)%
Reserves for insurance and investment contracts	290,276	287,697	0.9%
Shareholders’ equity	48,459	50,481	(4.0)%
Minority interests	3,288	6,409	(48.7)%

Allianz SE ratings as of July 31, 20071)

	Standard & Poor’s	Moody’s	A.M. Best
Insurer financial strength	AA	Aa3	A+

Outlook	Stable	Stable	Stable
Counterparty credit	AA	Not rated	aa–2)

Outlook	Stable		Stable
Senior unsecured debt	AA	Aa3	aa–

Outlook		Stable	Stable
Subordinated debt	A+/A3)	A2/A33)	a+/a3)

Outlook		Stable	Stable
Commercial paper (short term)	A-1+	P-1	Not rated

Outlook		Stable

1)	Includes ratings for securities issued by Allianz Finance B.V., Allianz Finance II B.V. and Allianz Finance Corporation.
2)	Issuer credit rating.
3)	Ratings vary on the basis of maturity period and terms.

Other selected financial data

		Three months ended June 30,			Six months ended June 30,
		2007	2006	Change from previous year	2007	2006	Change from previous year
Income statement
Total revenues1)	€ mn	24,337	24,067	1.1%	53,660	53,708	(0.1)%
Operating profit2)	€ mn	3,288	2,794	17.7%	6,158	5,471	12.6%
Income before income taxes and minority interests in earnings	€ mn	3,198	2,992	6.9%	7,754	6,023	28.7%
Net income	€ mn	2,140	2,279	(6.1)%	5,380	4,058	32.6%

Segments
Property-Casualty
Operating profit2)	€ mn	1,894	1,845	2.7%	3,161	3,231	(2.2)%
Loss ratio	%	64.9	65.1	(0.2)%–p	66.5	65.6	0.9%–p
Expense ratio	%	28.0	26.8	1.2%–p	28.3	27.7	0.6%–p
Combined ratio	%	92.9	91.9	1.0%–p	94.8	93.3	1.5%–p
Life/Health
Operating profit2)	€ mn	758	527	43.8%	1,508	1,250	20.6%
Statutory expense ratio	%	9.6	9.5	0.1%–p	8.4	8.8	(0.4)%–p
Banking
Operating profit2)	€ mn	448	266	68.4%	1,148	813	41.2%
Cost-income ratio	%	72.3	84.0	(11.7)%–p	69.4	78.5	(9.1)%–p
Loan loss provisions	€ mn	(65)	(7)	828.6%	(60)	26	—
Coverage ratio as of June 30,3)%		56.5%	58.5%	(2.0)%–p	56.5%	58.5	(2.0)%–p
Asset Management
Operating profit2)	€ mn	325	297	9.4%	637	601	6.0%
Cost-income ratio	%	59.2	59.1	0.1%–p	59.6	59.3	0.3%–p
Third-party assets under management as of June 30,	€ bn	789	7644)	3.3%	789	7644)	3.3%

Share information
Basic earnings per share	€	4.85	5.62	(13.7)%	12.32	10.02	23.0%
Diluted earnings per share	€	4.75	5.51	(13.8)%	12.08	9.83	22.9%
Share price as of June 30,	€	173.59	154.764)	12.2%	173.59	154.764)	12.2%
Market capitalization as of June 30,	€ bn	77.9	66.94)	16.4%	77.9	66.94)	16.4%

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

2)	The Allianz Group uses operating profit to evaluate the performance of its business segments and the Group as a whole.
3)	Represents total loan loss allowances as a percentage of total non-performing loans and potential problem loans.
4)	As of December 31, 2006.

Allianz Group Interim Report Second Quarter and First Half of 2007

Executive Summary and Outlook

18% increase in operating profit to €3.3 billion in 2Q 2007.

•	Strong revenue growth in Banking and Asset Management.

•	Growing operating profit contribution from all business segments.

•	Low harvesting.

•	Pre-tax income exceeds €3 billion and net income amounts to €2.1 billion.

•	Net impact of AGF transaction, dividend payout and unrealized losses reduced shareholders’ equity to €48.5 billion.

Total revenues

in €bn

Net income

in €mn

Operating profit

in €mn

Shareholders’ equity2)

in €mn

1)

Internal total revenue growth excludes the effects of foreign currency translation as well as acquisitions and disposals. Please see page 35 for a reconciliation of nominal total revenue growth to internal total revenue growth for each of our segments and the Allianz Group as a whole.

2)	Does not include minority interests.

Group Management Report

Allianz Group’s Consolidated Results of Operations

Total revenues

Total revenues – Segments

in €mn

Total revenues were up 1.1% and amounted to €24.3 billion in 2Q 2007 compared to a year ago. Based on internal growth our revenues increased by 1.7%. All segments recorded positive internal growth rates on a 2007 to 2006 second quarter comparison, while the increases in our Asset Management and Banking segments were particularly strong.

Property-Casualty    Managed growth and stable prices led to gross premiums written of €10.0 billion in 2Q 2007 and €24.1 billion for the first six months of 2007. The acquisition of ROSNO and Progress Garant contributed to the increase in premiums. Positive growth rates were recorded on both a total and internal growth basis.

Life/Health     At €11.8 billion in 2Q 2007, our statutory premiums were down 1.5% compared to a year ago, whereas internal growth turned positive with 0.3%. With the exception of Germany and the United States, we achieved strong growth in all our life markets. However, the slowdown in the United States bottomed out in the first quarter. For the first six months of 2007, statutory premiums reached €24.1 billion, down 2.7% year-on-year.

Banking    Our Banking segment's operating revenues grew substantially to €1.9 billion in 2Q 2007 and €4.0 billion in 1H 2007, up 8.4% and 8.1% from the respective prior year periods, respectively . On an internal basis growth came to 9.3% for the second quarter.

Asset Management    We achieved net inflows to third-party assets of €20 billion in the first half of 2007. Together with positive market effects of €21 billion, third-party assets grew by 5.3% since year-end 2006, excluding foreign exchange and consolidation effects. Commensurate with the higher asset base, operating revenues grew by 9.8% on a 2007 to 2006 second quarter comparison and 6.8% on a first half comparison.

Allianz Group Interim Report Second Quarter and First Half of 2007

Operating profit

Operating profit – Segments

in €mn

At €3.3 billion, operating profit in 2Q 2007 was 17.7% higher than in the comparison period, continuing a long-term history of substantial year-over-year improvement of quarterly operating profit. All business segments delivered higher operating profits than a year ago. For the first six months of 2007, operating profit amounted to €6.2 billion, 12.6% higher than in the same period last year.

Property-Casualty    Operating profit grew by 2.7% to €1.9 billion in 2Q 2007 from an already high level a year ago. Despite the burden from winterstorm “Kyrill” in 1Q 2007, operating profit in the 2007 to 2006 first half comparison declined only €70 million to €3.2 billion.

Life/Health    In 2Q 2007, operating profit grew dynamically by 43.8% to €758 million with most operations contributing to this growth. In the first half of 2007, operating profit was €1.5 billion, 20.6% above the same period last year. Solid improvements in our expense and investment margins drove these developments.

Banking    We recorded strong operating profit growth of 68.4% and 41.2% compared to 2Q and the first half of 2006, respectively, resulting from higher revenues and lower expenses.

Asset Management    Up 9.4% to €325 million in 2Q 2007 and 6.0% to €637 million in the first half of 2007, operating profit continued to benefit from our growing asset base and tight expense management. At 59.2% and 59.6%, our cost-income ratio remained at a very competitive level.

Non-operating items

The net result of non-operating items in 2Q 2007 was minus €90 million. Although not material in total, there were significant line item movements. As expected, harvesting returned to a normal level, while in the same period last year, we had the Schering sale, with a significant realized gain. Hence, the total impact from net realized gains and impairments of investments declined by €895 million to €401 million. Interest expense on AGF bridge financing amounted to approximately €74 million in 2Q 2007, resulting in substantially higher interest expense from external debt. Restructuring charges in 2Q 2006 stemmed primarily from the announcement at that time of our restructuring plan for the Allianz Group's insurance operations in Germany.

Contrary to the developments previously described in the comparison of the second quarters of 2007 versus 2006, in the six months comparison, the overall impact from net realized gains and impairments of investments increased by €372 million to €2.4 billion. This is attributable to the locking-in of unrealized gains in 1Q 2007, after the strong performance of our equity investments and thus we have already generated a significant part of our capital gains target for 2007. The cash from these sales was, in part, used for the acquisition of the outstanding shares in AGF that Allianz SE did not already own at that time.

Group Management Report

Net income

Net income, at €2.1 billion in 2Q 2007, was down by 6.1%, primarily as a result of higher income tax expenses, with pre-tax income exceeding €3 billion. With significantly reduced tax-exempt income, the effective tax rate of 26.8% and income tax expenses of €858 million in 2Q 2007 were considerably higher than a year ago. Primarily due to the RAS minority buy-outs completed last year and the AGF minority buy-outs this year, the minority interests declined from €356 million to €200 million.

On a six months basis, net income grew by €1.3 billion to €5.4 billion, reflecting both our strong operating profit and the substantially increased non-operating result. Our six months effective tax rate rose from 20.9% in 2006 to 23.5% in 2007.

Earnings per share1)

in €

1)	See Note 37 to our consolidated financial statements for further details.

Allianz Group Interim Report Second Quarter and First Half of 2007

The following table summarizes the total revenues, operating profit and net income for each of our segments for the three and six months ended June 30, 2007 and 2006, as well as IFRS consolidated net income of the Allianz Group.

	Property- Casualty		Life/Health		Banking		Asset Management		Corporate		Consolidation		Group
	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Three months ended June 30,
Total revenues1)	9,982	9,682	11,758	11,931	1,850	1,706	797	726	—	—	(50)	22	24,337	24,067
Operating profit (loss)	1,894	1,845	758	527	448	266	325	297	(10)	(74)	(127)	(67)	3,288	2,794
Non-operating items	180	440	15	(17)	39	12	(82)	(134)	(74)	184	(168)	(287)	(90)	198
Income (loss) before income taxes and minority interests in earnings	2,074	2,285	773	510	487	278	243	163	(84)	110	(295)	(354)	3,198	2,992
Income taxes	(578)	(466)	(234)	(90)	(56)	(89)	(101)	(62)	80	80	31	270	(858)	(357)
Minority interests in earnings	(116)	(237)	(60)	(92)	(20)	(27)	(8)	(11)	(4)	(7)	8	18	(200)	(356)
Net income (loss)	1,380	1,582	479	328	411	162	134	90	(8)	183	(256)	(66)	2,140	2,279
Six months ended June 30,
Total revenues1)	24,093	23,831	24,084	24,753	3,951	3,654	1,577	1,477	—	—	(45)	(7)	53,660	53,708
Operating profit (loss)	3,161	3,231	1,508	1,250	1,148	813	637	601	(111)	(254)	(185)	(170)	6,158	5,471
Non-operating items	844	868	118	141	156	404	(204)	(270)	437	(27)	245	(564)	1,596	552
Income (loss) before income taxes and minority interests in earnings	4,005	4,099	1,626	1,391	1,304	1,217	433	331	326	(281)	60	(734)	7,754	6,023
Income taxes	(1,115)	(990)	(435)	(309)	(224)	(334)	(181)	(127)	55	234	75	270	(1,825)	(1,256)
Minority interests in earnings	(330)	(427)	(159)	(220)	(44)	(55)	(19)	(24)	(8)	(9)	11	26	(549)	(709)
Net income (loss)	2,560	2,682	1,032	862	1,036	828	233	180	373	(56)	146	(438)	5,380	4,058

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

Group Management Report

Risk Management

Risk management is an integral part of our business processes and supports our value-based management. As our internal risk capital model provides management with information which allows for active asset-liability management and monitoring, risk is well controlled and there are no identified risks which could in the future pose a threat to the existence of the Allianz Group.

Out of our € 1,031 billion investments and receivables €35 billion are invested in asset-backed securities. Thereof €16.3 billion are kept in the trading book of our banking segment. Only €1.7 billion or 0.16% of our investments and receivables are related to risks out of the US subprime-market. Out of these €1.7 billion, € 1.6 billion are held in the trading book of our banking segment which is carried at fair-value. The exposure is split into the following ratings: 54.8% AAA, 31.0% AA, 12.7% A and 1.0% BBB. Only 0.5% are out of BB ratings.

The information contained in the risk report in our 2006 Annual Report is still valid.

Events After the Balance Sheet Date

See Note 41 to the consolidated financial statements.

Opportunities

As presented in our 2006 Annual Report, we remain confident that the business prospects for financial service providers remain positive against the background of continuous dynamic global economic development.

Outlook

Our outlook remains unchanged; we are on track to achieve our targets.

In the years 2007 to 2009, we expect average annual consolidated operating profit growth of 10% from the 2006 level, adjusted for the particularly favorable natural catastrophe trend in 2006. Within the same time period, we are striving to maintain a strong combined ratio of less than 94% on average in our Property-Casualty segment. In Life/Health we aim to achieve an average new business margin1) greater than 3%. We also target an average return on risk-adjusted capital in our Banking segment of above 15%. For our Asset Management segment, we are targeting average annual growth of third-party assets under management of 10%, excluding foreign currency conversion effects.

We expect net income of around €8 billion for the full year 2007.

As always, natural catastrophes and adverse developments in the capital markets, as well as the factors stated below in our cautionary note regarding forward-looking statements, may severely impact our results of operations.

Cautionary Note Regarding Forward-Looking Statements

The statements contained herein may include statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements.

Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group’s core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults, (vii) interest rate levels, (viii) currency exchange rates including the Euro/U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures, and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences.

The matters discussed herein may also be affected by risks and uncertainties described from time to time in Allianz SE’s filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking statement.

1)	New business margin according to the definition of European Embedded Value.

Allianz Group Interim Report Second Quarter and First Half of 2007

Property-Casualty Insurance Operations

Strong profitability level slightly improved.

• Managed revenue growth and overall stable prices contributed to an excellent combined ratio.

• Higher yields and growing asset base drove current investment income.

Earnings Summary

Gross premiums written

Gross premiums written by region1)

in %

1)

After elimination of transactions between Allianz Group companies in different geographic regions and different segments. Gross premiums written from our specialty lines have been allocated to the respective geographic regions.

Gross premiums written – Growth rates1)

in %

1)	Before elimination of transactions between Allianz Group companies in different geographic regions and different segments.
2)

Together with our property-casualty assumed reinsurance business, primarily attributable to Allianz SE, the decline within Germany was (6.7)% for 2Q 2007 over 2Q 2006 and (5.4)% for 1H 2007 over 1H 2006.

Group Management Report

2007 to 2006 second quarter comparison

At €9,982 million in 2Q 2007, gross premiums written were up 3.1% from a year ago. Based on internal growth, the increase amounted to 1.8%. We continued targeting risk adequate prices. Overall, we recorded a price effect on gross premiums written of minus 0.5% and a volume effect of plus 2.3%.

Operations with decreased or flat gross premiums written included Allianz Sach in Germany, our Italian entities and Allianz Global Corporate & Specialty.

At Allianz Sach and in Italy, tariff increases in certain lines of business were offset by unfavorable developments in other business lines, leading to stable gross premiums written at Allianz Sach of €1,696 million and slightly lower revenues in Italy of €1,340 million.

Allianz Global Corporate & Specialty recorded an aggregate decline of gross premiums written of 9.3% as we remained diligent in our risk selection. Furthermore, price decreases in the aviation business, in the property business in the United Kingdom, and in the German marine business impacted revenue growth.

At the same time, our growth markets, our credit insurance business and Spain recorded solid increases. In aggregate, “New Europe” – our growth markets within Central and Eastern Europe – together with Asia-Pacific and South America accounted for 13.3% of our Property-Casualty segment's gross premiums written in 2Q 2007, compared to 10.4% a year earlier.

Premium volume in New Europe benefited from organic growth and the first time consolidation of ROSNO and Progress Garant in Russia.

Premium growth at our credit insurer Euler Hermes was driven by increased business volume and higher retention rates. Total revenues went up €48 million to €446 million.

In Spain, gross premiums written increased by €38 million to €502 million. Here, we saw growth across all business lines.

2007 to 2006 first half comparison

In the 2007 to 2006 first half comparison, our gross premiums written increased by 1.1% to €24,093 million. In most of our markets, the developments were consistent with the 2007 to 2006 second quarter comparison. Only our operations at Fireman's Fund in the United States recorded a decline, mainly as a result of the unfavorable exchange rate development of the U.S. Dollar against the Euro. Adjusted for this effect internal growth was 0.6%.

Operating profit

Operating profit

in €mn

2007 to 2006 second quarter comparison

Operating profit remained strong at €1,894 million in 2Q 2007, up 2.7% from an already high profit level a year ago. This was primarily the result of increased investment income, reflecting higher dividend payments, higher yields on debt investments and positive net inflows to our asset base.

The top contributors to operating profit were Germany at €467 million, Italy at €264 million, the United States at €189 million, France at €163 million and our credit insurance business of Euler Hermes at €161 million.

We continued to benefit from our strong underwriting profitability and our initiatives to improve claims management. The accident year loss ratio was down 20 basis points to 69.4%. At 4.5%, the positive net development in prior years’ loss reserves was unchanged. The impact from natural catastrophes remained at a similar magnitude of 1.1% in 2Q 2007, compared to 1.2% a year ago, while we recorded a lower overall claims frequency1)

1)	Excluding claims related to winterstorm “Kyrill” that were reported in 2Q 2007 only.

Allianz Group Interim Report Second Quarter and First Half of 2007

and an almost stable net claims severity. Commensurate with the stable positive net development in prior years' loss reserves, our calendar year loss ratio also decreased by 20 basis points to 64.9%.

With our expense ratio up 1.2 percentage points to 28.0%, our combined ratio increased from 91.9% to 92.9%.

2007 to 2006 first half comparison

On a six months basis, operating profit amounted to €3,161 million, only down 2.2%, despite significantly higher net losses from natural catastrophes of €458 million, mainly related to winterstorm “Kyrill” in Europe in 1Q 2007. While strong, our combined ratio for the first six months of 2007 rose to 94.8%, after 93.3% in the same period last year, reflecting the increased impact from natural catastrophes. Consistent with the 2007 to 2006 second quarter comparison, current investment income grew mainly due to a strong dividend season.

Non-operating items

2007 to 2006 second quarter comparison

The net gain from non-operating items decreased substantially by €260 million to €180 million. This development resulted mainly from lower realized gains from investments which amounted to €216 million, down €662 million from a year earlier largely as a result of the sale of our participation in Schering AG at that time. Conversely, no major single sales transaction was recorded in 2Q 2007. Similarly, restructuring charges were negligible in 2Q 2007, while in the prior year period expenses of €354 million were incurred, primarily in connection with the reorganization of our German insurance activities.

2007 to 2006 first half comparison

In contrast to the 2007 to 2006 second quarter comparison, on a six months basis, the net gain from non-operating items was down only slightly. In addition to the developments previously described, this resulted predominantly from higher net realized gains from investments in 1Q 2007 versus 1Q 2006.

Net income

2007 to 2006 second quarter comparison

Net income was down by €202 million to €1,380 million, predominantly reflecting the lower aggregate gain from non-operating items.

Income tax expenses, at €578 million in 2Q 2007, rose by €112 million. Mainly as a result of significantly higher tax-exempted realized gains in 2Q 2006 as compared to 2Q 2007, our effective tax rate increased from 20.4% to 27.9%

Minority interests in earnings declined from €237 million to €116 million mainly due to the minority buy-outs at RAS and AGF.

2007 to 2006 first half comparison

At €2,560 million for the first half of 2007, net income decreased by 4.5%. Both lower operating profit and lower non-operating income contributed to this development. Furthermore, income tax expenses increased by €125 million for the reasons already mentioned driving the effective tax rate up to 27.8% from 24.2%.

Group Management Report

The following table sets forth our Property-Casualty insurance segment’s income statement, loss ratio, expense ratio and combined ratio for the three and six months ended June 30, 2007 and 2006.

	Three months ended June 30,		Six months ended June 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Gross premiums written1)	9,982	9,682	24,093	23,831
Ceded premiums written	(1,245)	(1,230)	(2,831)	(2,942)
Change in unearned premiums	919	906	(2,248)	(2,190)
Premiums earned (net)	9,656	9,358	19,014	18,699
Interest and similar income	1,380	1,257	2,386	2,179
Income from financial assets and liabilities designated at fair value through income (net)2)	39	6	71	42
Income from financial assets and liabilities held for trading (net), shared with policyholder2)	(40)	—	(55)	—
Realized gains/losses (net) from investments, shared with policyholders3)	1	11	35	36
Fee and commission income	280	265	552	517
Other income	11	24	95	38
Operating revenues	11,327	10,921	22,098	21,511

Claims and insurance benefits incurred (net)	(6,266)	(6,090)	(12,649)	(12,272)
Changes in reserves for insurance and investment contracts (net)	(97)	(121)	(178)	(193)
Interest expense	(92)	(66)	(184)	(129)
Loan loss provisions	(9)	(2)	(9)	(3)
Impairments of investments (net), shared with policyholders4)	(5)	(13)	(7)	(17)
Investment expenses	(69)	(67)	(143)	(115)
Acquisition and administrative expenses (net)	(2,705)	(2,511)	(5,380)	(5,174)
Fee and commission expenses	(190)	(205)	(387)	(375)
Other expenses	—	(1)	—	(2)
Operating expenses	(9,433)	(9,076)	(18,937)	(18,280)

Operating profit	1,894	1,845	3,161	3,231

Income from financial assets and liabilities held for trading (net), not shared with policyholders2)	(1)	(1)	(30)	3
Realized gains/losses (net) from investments, not shared with policyholders3)	216	878	949	1,317
Impairments of investments (net), not shared with policyholders4)	(23)	(80)	(47)	(89)
Amortization of intangible assets	(4)	(3)	(6)	(7)
Restructuring charges	(8)	(354)	(22)	(356)
Non-operating items	180	440	844	868

Income before income taxes and minority interests in earnings	2,074	2,285	4,005	4,099

Income taxes	(578)	(466)	(1,115)	(990)
Minority interests in earnings	(116)	(237)	(330)	(427)
Net income	1,380	1,582	2,560	2,682

Loss ratio5) in %	64.9	65.1	66.5	65.6
Expense ratio6) in %	28.0	26.8	28.3	27.7
Combined ratio7) in %	92.9	91.9	94.8	93.3

1)	For the Property-Casualty segment, total revenues are measured based upon gross premiums written.
2)

The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement included in Note 3 to the consolidated financial statements.

3)	The total of these items equals realized gains/losses (net) in the segment income statement included in Note 3 to the consolidated financial statements.
4)	The total of these items equals impairments of investments (net) in the segment income statement included in Note 3 to the consolidated financial statements.
5)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
6)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
7)	Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).

Allianz Group Interim Report Second Quarter and First Half of 2007

Property-Casualty Operations by Geographic Region

The following table sets forth our Property-Casualty gross premiums written, premiums earned (net), combined ratio, loss ratio, expense ratio and operating profit by geographic region for the three and six months ended June 30, 2007 and 2006. Consistent with our general practice, these figures are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	Gross premiums written		Premiums earned (net)		Combined ratio		Loss ratio		Expense ratio		Operating profit
Three months ended June 30,	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007%	2006%	2007%	2006%	2007%	2006%	2007 €mn	2006 €mn
Germany	1,959	2,099	2,325	2,442	92.6	92.6	64.9	68.1	27.7	24.5	467	448
France	1,143	1,132	1,103	1,092	96.8	98.6	69.3	71.1	27.5	27.5	163	139
Italy	1,340	1,373	1,234	1,242	93.8	93.5	69.8	70.3	24.0	23.2	264	250
United Kingdom	613	648	498	462	98.5	94.6	65.3	65.6	33.2	29.0	64	71
Switzerland	305	284	402	432	92.3	94.9	66.3	72.8	26.0	22.1	71	54
Spain	502	464	452	417	90.9	90.0	71.3	70.6	19.6	19.4	65	64

Netherlands	228	227	204	206	89.6	87.3	59.0	55.1	30.6	32.2	32	47
Austria	201	200	183	188	92.9	96.9	69.6	70.1	23.3	26.8	31	36
Ireland	165	176	154	153	94.7	65.9	70.0	42.5	24.7	23.4	29	68
Belgium	83	85	75	75	97.9	98.7	63.1	63.3	34.8	35.4	15	14
Portugal	67	68	62	64	89.9	86.5	62.7	60.9	27.2	25.6	11	13
Greece	19	19	12	12	97.1	78.0	65.4	49.1	31.7	28.9	1	3
Western and Southern Europe	763	775	690	698	92.7	86.0	65.2	57.6	27.5	28.4	1241)	1861)

Hungary	127	124	125	123	95.8	83.2	68.2	55.9	27.6	27.3	17	36
Slovakia	70	59	68	60	61.6	64.3	35.2	36.9	26.4	27.4	32	27
Czech Republic	54	57	46	44	75.5	82.1	52.4	63.0	23.1	19.1	13	9
Poland	95	71	61	49	93.0	83.8	57.6	49.8	35.4	34.0	7	9
Romania	83	67	39	24	86.5	103.8	72.1	97.9	14.4	5.9	5	1
Bulgaria	24	23	15	15	93.1	88.9	47.1	50.7	46.0	38.2	2	2
Croatia	21	18	14	13	105.9	95.0	69.9	62.5	36.0	32.5	—	1
Russia2)	200	5	155	—	103.6	90.4	65.0	37.8	38.6	52.6	3	—
New Europe3)	674	424	523	330	92.0	82.2	60.1	55.6	31.9	26.6	74	82
Other Europe	1,437	1,199	1,213	1,028	91.4	84.8	62.6	57.0	28.8	27.8	198	268

United States	1,030	1,053	804	838	87.8	83.7	56.0	49.8	31.8	33.9	189	227
Mexico4)	53	41	22	24	94.0	93.5	69.1	69.5	24.9	24.0	2	5
NAFTA	1,083	1,094	826	862	88.0	83.9	56.4	50.3	31.6	33.6	191	232

Australia	390	368	311	301	90.8	85.9	65.0	60.1	25.8	25.8	84	83
Other	81	79	39	35	86.0	93.5	51.0	54.1	35.0	39.4	8	5
Asia-Pacific	471	447	350	336	90.2	86.7	63.4	59.5	26.8	27.2	92	88
South America	242	197	180	148	98.7	102.0	63.6	64.8	35.1	37.2	14	15
Other	22	16	15	7	—5)	—5)	—5)	—5)	—5)	—5)	1	3
Specialty lines
Credit Insurance	446	398	330	283	73.1	77.3	43.4	50.9	29.7	26.4	161	122
Allianz Global Corporate & Specialty	623	687	462	368	94.4	103.1	74.3	72.0	20.1	31.1	116	66
Travel Insurance and Assistance Services	270	249	266	239	107.7	98.9	58.8	58.5	48.9	40.4	24	25
Subtotal	10,456	10,287	9,656	9,358	—	—	—	—	—	—	1,891	1,845
Consolidation adjustments6)	(474)	(605)	—	—	—	—	—	—	—	—	3	—
Total	9,982	9,682	9,656	9,358	92.9	91.9	64.9	65.1	28.0	26.8	1,894	1,845

1)	Contains run-off of €5 mn in both 2007 and 2006 from a former operating entity located in Luxembourg.
2)

Effective February 21, 2007, Russian People’s Insurance Society “ROSNO” was consolidated following the acquisition of approximately 49.2% of the shares in ROSNO by the Allianz Group, increasing our holding to approximately 97%. Effective May 21, 2007 we consolidated Progress Garant for the first time.

3)	Contains income and expense items from a management holding in both 2007 and 2006.
4)	Effective 1Q 2007, life business in Mexico is shown within the Life/Health segment.
5)	Presentation not meaningful.
6)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

Group Management Report

	Gross premiums written		Premiums earned (net)		Combined ratio		Loss ratio		Expense ratio		Operating profit
Six months ended June 30,	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007%	2006%	2007%	2006%	2007%	2006%	2007 €mn	2006 €mn
Germany	6,575	6,951	4,592	4,853	97.8	92.7	69.2	63.9	28.6	28.8	582	818
France	2,838	2,845	2,217	2,206	99.0	99.8	71.5	72.7	27.5	27.1	237	216
Italy	2,586	2,620	2,431	2,447	93.6	95.1	69.9	71.6	23.7	23.5	439	358
United Kingdom	1,152	1,227	989	919	97.4	96.7	64.1	66.7	33.3	30.0	127	127
Switzerland	1,272	1,241	806	868	94.9	95.6	68.3	71.5	26.6	24.1	122	118
Spain	1,193	1,121	885	812	90.5	90.7	71.3	71.6	19.2	19.1	135	123

Netherlands	534	545	401	403	91.6	90.3	60.6	57.3	31.0	33.0	57	74
Austria	551	557	366	380	95.1	103.3	73.1	78.3	22.0	25.0	52	29
Ireland	369	374	305	306	93.9	78.8	69.3	55.1	24.6	23.7	128	95
Belgium	207	206	150	149	103.5	100.2	69.2	64.3	34.3	35.9	21	23
Portugal	147	152	124	130	89.7	86.9	61.8	63.2	27.9	23.7	20	24
Greece	40	38	24	23	91.6	86.4	61.1	57.2	30.5	29.2	4	4
Western and Southern Europe	1,848	1,872	1,370	1,391	94.3	92.0	67.0	63.8	27.3	28.2	2921)	2591)

Hungary	321	316	251	250	93.9	87.6	66.5	60.3	27.4	27.3	41	63
Slovakia	175	152	135	122	64.0	72.4	37.8	42.0	26.2	30.4	60	44
Czech Republic	132	139	91	87	77.6	86.0	54.9	65.1	22.7	20.9	25	14
Poland	181	143	117	97	94.6	90.0	60.5	57.5	34.1	32.5	12	12
Romania	173	138	75	60	94.8	95.3	76.3	82.1	18.5	13.2	4	4
Bulgaria	47	43	31	31	84.9	81.1	42.8	47.4	42.1	33.7	7	7
Croatia	44	40	29	27	101.7	95.8	69.2	64.1	32.5	31.7	1	2
Russia2)	268	11	199	2	103.8	69.0	65.3	31.0	38.5	38.0	4	1
New Europe3)	1,341	981	928	676	91.2	85.8	60.3	58.6	30.9	27.2	143	144
Other Europe	3,189	2,853	2,298	2,067	92.3	89.9	64.1	62.1	28.2	27.8	435	403

United States	1,912	2,054	1,605	1,723	89.3	87.0	56.5	54.9	32.8	32.1	355	426
Mexico4)	92	92	42	49	89.6	101.3	64.0	76.9	25.6	24.4	7	8
NAFTA	2,004	2,146	1,647	1,772	89.3	87.4	56.7	55.5	32.6	31.9	362	434

Australia	741	703	615	601	96.5	94.1	71.3	68.8	25.2	25.3	134	121
Other	162	157	75	69	93.1	94.3	55.6	55.9	37.5	38.4	11	9
Asia-Pacific	903	860	690	670	96.1	94.2	69.6	67.5	26.5	26.7	145	130
South America	479	423	347	300	99.4	102.5	64.4	65.7	35.0	36.8	28	27
Other	57	41	26	15	—5)	—5)	—5)	—5)	—5)	—5)	4	4
Specialty lines
Credit Insurance	934	866	631	543	74.6	79.1	45.8	52.3	28.8	26.8	278	217
Allianz Global Corporate & Specialty	1,556	1,557	929	757	94.2	92.8	70.3	67.2	23.9	25.6	211	211
Travel Insurance and Assistance Services	566	515	526	470	104.2	100.2	56.9	60.1	47.3	40.1	55	47
Subtotal	25,304	25,266	19,014	18,699	—	—	—	—	—	—	3,160	3,233
Consolidation adjustments6)	(1,211)	(1,435)	—	—	—	—	—	—	—	—	1	(2)
Total	24,093	23,831	19,014	18,699	94.8	93.3	66.5	65.6	28.3	27.7	3,161	3,231

1)	Contains run-off of €10 mn in both 2007 and 2006 from a former operating entity located in Luxembourg.
2)

Effective February 21, 2007, Russian People’s Insurance Society “ROSNO” was consolidated following the acquisition of approximately 49.2% of the shares in ROSNO by the Allianz Group, increasing our holding to approximately 97%. Effective May 21, 2007 we consolidated Progress Garant for the first time.

3)	Contains income and expense items from a management holding in both 2007 and 2006.
4)	Effective 1Q 2007, life business in Mexico is shown within the Life/Health segment.
5)	Presentation not meaningful.
6)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

Allianz Group Interim Report Second Quarter and First Half of 2007

Life/Health Insurance Operations

Operating profit up by 44%.

•	Statutory premium growth held back by the United States and Germany, but overall internal growth turned positive.

•	Solid improvement of expense and investment margins drove operating profit.

•	Growing asset base and current investment income compensated lower harvesting rate.

Earnings Summary

Statutory premiums

Statutory premiums by region1)

in %

1)	After elimination of transactions between Allianz Group companies in different geographic regions and different segments.

2007 to 2006 second quarter comparison

Our statutory premiums decreased by 1.5% to €11,758 million in 2Q 2007. On an internal basis, we grew slightly by 0.3%. Whereas in most of our life insurance markets we recorded positive developments, statutory premium volumes declined in the United States and in Germany by 18.5% and 9.7%, respectively. On an internal growth basis, the decrease within the United States came to 12.6%.

Statutory premiums – Growth rates1)

in %

1)	Before elimination of transactions between Allianz Group companies in different geographic regions and different segments.

The total revenue volume from New Europe and Asia-Pacific accounted for 12.0% of our Life/Health segment's statutory premiums in 2Q 2007, compared to 10.1% in the same period last year.

The highest absolute growth was achieved in Italy, where revenues grew by €210 million despite poor overall market performance, principally because sales through our bancassurance channel at RAS Group picked up and

Group Management Report

we successfully launched three index-linked single premium products.

Within France, the increase in premiums by €101 million was largely brought about by an increase in group life business. In contrast to previous quarters, the highest proportion of new business originated from proprietary sales channels.

Total revenues within Asia-Pacific were up €155 million, mainly as we recorded strong sales of single premium unit-linked products sold foremost through our bank channels. In China, we obtained sales licenses for additional provinces, that allowed us to grow via the expansion of our sales network. Furthermore, we benefited from our strategic partnership with Industrial and Commercial Bank of China Limited (ICBC).

Statutory premium volume from New Europe rose by €42 million to €214 million, mainly driven by our operations in Slovakia where we recorded strong sales of single premium products through the agent network.

These positive developments did not fully compensate for the declines in particular in the United States and Germany.

In the United States, the changed market regulations affecting the sale of indexed annuity products are still visible in the statutory premium development. On a 2007 to 2006 quarter comparison statutory premiums decreased by €408 million. Additionally, business was negatively affected by the weakening of the U.S. Dollar against the Euro. On a local currency basis, the decline amounted to USD 348 million. However, we recorded a significant slowdown in the deterioration and statutory premium volume picked up growth compared to 1Q 2007, as the launch of new products and the focusing on key distribution channels showed first signs of success.

In a weak market environment, premiums from our German life business declined due to higher market interest rates which made some of our short term savings products relatively less attractive. Furthermore, we saw a shift from single premium business towards business with recurring premiums.

2007 to 2006 first half comparison

Statutory premiums declined by 2.7% to €24,084 million. In most of our markets, we recorded developments consistent with those previously described. Based on internal growth, our statutory premiums were down 0.9%.

Operating profit

Operating profit

in €mn

2007 to 2006 second quarter comparison

Operating profit grew dynamically by 43.8% to €758 million, resulting mostly from improved expense margins and investment result. Our expense margin benefited from – among other factors – increased fee and commission income on unit linked and variable annuity business, and our investment income grew mainly due to our higher asset base.

Interest and similar income was up as interest payments on debt securities and dividend payments on equity securities both grew. Conversely, due to significantly reduced equity harvesting in 2Q 2007, net realized gains dropped. In the prior year period, we recorded an exceptionally high level of realized capital gains, while this year, no major single transaction was executed. The considerably increased net loss from financial assets and liabilities carried at fair value through income stemmed largely from freestanding derivatives in connection with our German life business.

Changes in reserves for insurance and investment contracts (net) declined to €2,211 million from €2,950 million, predominantly due to lower net realized capital gains.

The markets which made the highest absolute contribution to operating profit in 2Q 2007 were France at €227 million, our German life operations at €141 million, Italy at €102 million and the United States at €88 million.

Allianz Group Interim Report Second Quarter and First Half of 2007

2007 to 2006 first half comparison

Operating profit was up €258 million to €1,508 million. The various line item developments in the 2007 to 2006 first half comparison were largely consistent with the second quarter comparison.

Non-operating items

2007 to 2006 second quarter comparison

Non-operating items improved to an aggregate gain of €15 million, coming from an aggregate loss of €17 million, as no restructuring charges were recorded in 2Q 2007.

2007 to 2006 first half comparison

Significantly lower net realized gains not to be shared with policyholders in the United States led to a decreased aggregate half-year non-operating result in 2007 of €118 million, compared to €141 million last year.

Net income

2007 to 2006 second quarter comparison

Net income increased by €151 million to €479 million, primarily driven by our increased operating profit.

Our effective tax rate rose from 17.6% to 30.3% as a significantly higher tax-exempt income was recorded in 2Q 2006.

Due to the minority buy-outs at RAS and AGF, minority interests in earnings decreased by €32 million to €60 million.

2007 to 2006 first half comparison

Net income for the first six months of 2007 amounted to €1,032 million, up by €170 million from the prior year level. Consistent with the 2007 to 2006 first quarter comparison, this development was primarily driven by our operating profit. Income tax expenses increased by €126 million to €435 million, driving up our effective tax rate by 4.6 percentage points to 26.8%. As in the second quarter comparison, a lower impact from tax-exempt income was the main reason behind this development.

Group Management Report

The following table sets forth our Life/Health insurance segment’s income statement and statutory expense ratio for the three and six months ended June 30, 2007 and 2006.

	Three months ended June 30,		Six months ended June 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Statutory premiums1)	11,758	11,931	24,084	24,753
Ceded premiums written	(186)	(213)	(379)	(409)
Change in unearned premiums	3	(76)	(24)	(151)
Statutory premiums (net)	11,575	11,642	23,681	24,193
Deposits from SFAS 97 insurance and investment contracts	(6,892)	(6,874)	(13,813)	(14,346)
Premiums earned (net)	4,683	4,768	9,868	9,847
Interest and similar income	3,783	3,698	6,938	6,745
Income from financial assets and liabilities carried at fair value through income (net), shared with policyholders2)	(668)	(216)	(979)	(185)
Realized gains/losses (net) from investments, shared with policyholders3)	646	947	1,734	2,050
Fee and commission income	164	162	335	291
Other income	9	7	63	13
Operating revenues	8,617	9,366	17,959	18,761

Claims and insurance benefits incurred (net)	(4,158)	(4,103)	(8,860)	(8,796)
Changes in reserves for insurance and investment contracts (net)	(2,211)	(2,950)	(4,835)	(5,598)
Interest expense	(111)	(73)	(202)	(137)
Loan loss provisions	—	1	(3)	1
Impairments of investments (net), shared with policyholders	(56)	(210)	(93)	(245)
Investment expenses	(163)	(211)	(359)	(368)
Acquisition and administrative expenses (net)	(1,115)	(1,105)	(1,989)	(2,130)
Fee and commission expenses	(43)	(70)	(105)	(120)
Operating restructuring charges4)	(2)	(118)	(5)	(118)
Operating expenses	(7,859)	(8,839)	(16,451)	(17,511)

Operating profit	758	527	1,508	1,250

Income from financial assets and liabilities carried at fair value through income (net), not shared with policyholders2)	(1)	—	—	—
Realized gains/losses (net) from investments, not shared with policyholders3)	17	27	122	186
Amortization of intangible assets	—	(1)	(1)	(2)
Non-operating restructuring charges4)	(1)	(43)	(3)	(43)
Non-operating items	15	(17)	118	141

Income before income taxes and minority interests in earnings	773	510	1,626	1,391

Income taxes	(234)	(90)	(435)	(309)
Minority interests in earnings	(60)	(92)	(159)	(220)
Net income	479	328	1,032	862

Statutory expense ratio5) in %	9.6	9.5	8.4	8.8

1)

For the Life/Health segment, total revenues are measured based upon statutory premiums. Statutory premiums are gross premiums written from sales of life insurance policies, as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

2)

The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement included in Note 3 to the consolidated financial statements.

3)	The total of these items equals realized gains/losses (net) in the segment income statement included in Note 3 to the consolidated financial statements.
4)	The total of these items equals restructuring charges in the segment income statement included in Note 3 to the consolidated financial statements.
5)	Represents acquisition and administrative expenses (net) divided by statutory premiums (net).

Allianz Group Interim Report Second Quarter and First Half of 2007

Life/Health Operations by Geographic Region

The following table sets forth our Life/Health statutory premiums, premiums earned (net), statutory expense ratio and operating profit by geographic region for the three and six months ended June 30, 2007 and 2006. Consistent with our general practice, these figures are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	Statutory premiums1)		Premiums earned (net)		Statutory expense ratio		Operating profit
Three months ended June 30,	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007%	2006%	2007 €mn	2006 €mn
Germany Life	2,776	3,075	2,222	2,317	8.1	9.5	141	113
Germany Health2)	783	772	783	772	9.4	7.6	41	46
Italy	2,572	2,362	255	280	5.7	6.9	102	109
France	1,575	1,474	390	376	15.1	12.1	227	101
Switzerland	167	178	83	80	13.9	12.8	19	13
Spain	168	174	119	122	8.3	9.3	26	20

Netherlands	101	104	34	35	13.4	11.9	12	12
Austria	95	83	71	64	8.8	15.5	6	9
Belgium	155	116	71	69	10.4	14.2	28	16
Portugal	28	25	17	16	26.1	16.2	7	5
Luxembourg	37	12	7	8	7.6	13.4	2	1
Greece	25	24	16	16	23.6	22.1	1	—
Western and Southern Europe	441	364	216	208	12.2	15.0	553)	43

Hungary	26	22	20	18	27.6	27.4	4	4
Slovakia	64	45	40	34	12.3	19.2	9	6
Czech Republic	24	19	13	14	15.5	19.3	3	2
Poland	66	62	16	21	19.1	19.8	3	2
Romania	7	5	4	4	41.6	46.8	—	—
Bulgaria	7	6	6	5	16.4	17.2	1	1
Croatia	17	11	10	8	6.1	23.6	—	1
Russia	3	2	3	2	126.1	(4.7)	(3)	—
New Europe	214	172	112	106	18.9	21.2	17	16
Other Europe	655	536	328	314	14.4	17.0	72	59

United States	1,796	2,204	105	80	9.5	7.6	88	32
Mexico4)	9	—	8	—	14.0	—	1	—
NAFTA	1,805	2,204	113	80	9.6	7.6	89	32

South Korea	466	522	238	248	17.6	15.8	24	13
Taiwan	544	445	16	27	3.1	3.3	5	5
Malaysia	30	28	26	22	21.2	23.7	3	2
Indonesia	76	19	11	7	7.4	29.3	2	1
Other	82	29	4	4	10.1	18.4	(2)	(1)
Asia-Pacific	1,198	1,043	295	308	10.0	11.0	32	20
South America	14	42	8	12	47.3	18.1	—	(1)
Other5)	98	129	87	106	—6)	—6)	18	15
Subtotal	11,811	11,989	4,683	4,767	—	—	767	527
Consolidation adjustments7)	(53)	(58)	—	—	—	—	(9)	—
Total	11,758	11,931	4,683	4,767	9.6	9.5	758	527

1)

Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

2)	Loss ratios were 68.1% and 63.7% for 2007 and 2006, respectively.
3)	Contains run-off of € (1) mn in 2007 from our former life insurance business in the United Kingdom which we sold in December 2004.
4)	Effective 1Q 2007, life business in Mexico is shown within the Life/Health segment.
5)	Contains, among others, the Life/Health business assumed by Allianz SE.
6)	Presentation not meaningful.
7)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

Group Management Report

	Statutory premiums1)		Premiums earned (net)		Statutory expense ratio		Operating profit
Six months ended June 30,	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007%	2006%	2007 €mn	2006 €mn
Germany Life	5,815	6,204	4,788	4,898	4.6	9.1	332	246
Germany Health2)	1,563	1,541	1,563	1,542	9.8	7.3	82	99
Italy	5,402	4,631	498	522	5.5	6.4	196	203
France	3,065	2,934	825	732	14.4	12.6	362	275
Switzerland	665	697	278	289	6.9	7.4	35	27
Spain	324	316	229	222	9.4	8.9	53	41

Netherlands	214	228	69	73	12.9	12.2	23	22
Austria	198	184	139	132	9.4	12.5	25	22
Belgium	349	295	147	145	8.9	10.4	71	32
Portugal	50	45	36	33	28.4	15.1	17	12
Luxembourg	47	21	14	15	11.1	15.2	5	3
Greece	54	50	32	31	20.2	23.1	2	2
Western and Southern Europe	912	823	437	429	11.8	12.7	1423)	923)

Hungary	56	45	40	37	23.8	27.1	8	8
Slovakia	126	88	80	67	13.6	19.5	16	14
Czech Republic	45	38	26	27	17.6	20.9	6	4
Poland	314	231	44	40	10.5	10.7	6	3
Romania	16	15	6	6	34.1	39.1	(1)	1
Bulgaria	15	11	13	10	15.3	15.9	2	1
Croatia	29	20	19	16	10.6	24.7	2	1
Russia	5	4	5	4	133.5	17.4	(3)	—
New Europe	606	452	233	207	14.7	16.4	36	32
Other Europe	1,518	1,275	670	636	12.9	14.0	178	124

United States	3,465	4,976	205	168	9.4	6.5	159	153
Mexico4)	16	—	16	—	15.0	—	2	—
NAFTA	3,481	4,976	221	168	9.5	6.5	161	153

South Korea	931	1,094	490	503	15.8	13.3	78	38
Taiwan	894	744	30	41	2.8	2.5	9	9
Malaysia	58	50	49	41	18.2	21.2	5	4
Indonesia	106	34	22	16	11.4	31.9	4	1
Other	130	50	9	8	11.4	18.3	(6)	(1)
Asia-Pacific	2,119	1,972	600	609	10.0	9.9	90	51
South America	47	88	17	25	27.5	14.3	(1)	(1)
Other5)	200	242	179	204	—6)	—6)	34	32
Subtotal	24,199	24,876	9,868	9,847	—	—	1,522	1,250
Consolidation adjustments7)	(115)	(123)	—	—	—	—	(14)	—
Total	24,084	24,753	9,868	9,847	8.4	8.8	1,508	1,250

1)

Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

2)	Loss ratios were 72.9% and 69.7% for 2007 and 2006, respectively.
3)	Contains run-off of €(1) mn in both 2007 and 2006 from our former life insurance business in the United Kingdom which we sold in December 2004.
4)	Effective 1Q 2007, life business in Mexico is shown within the Life/Health segment.
5)	Contains, among others, the Life/Health business assumed by Allianz SE.
6)	Presentation not meaningful.
7)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

Allianz Group Interim Report Second Quarter and First Half of 2007

Banking Operations

Continuous improvement of profitability.

•	Strong operating profit growth.

•	De-risking pays off.

•	Significant improvement of our cost-income ratio.

Earnings Summary

The results of operations of our Banking segment are almost exclusively represented by Dresdner Bank, accounting for 96.0% of our total Banking segment’s operating revenues in 1H 2007 (1H 2006: 96.1%). Accordingly, the discussion of our Banking segment’s results of operations relates solely to the operations of Dresdner Bank.

We have restated the prior year presentation of revenues and operating profit stemming from trades in own shares1). From 2007 onwards, these results are eliminated on Dresdner Bank level, whereas in 2006 they were adjusted on segment level only.

Operating revenues

2007 to 2006 second quarter comparison

Dresdner Bank’s operating revenues at €1,770 million, up 8.7% compared to a year ago, continued the ongoing trend of exceeding prior year level.

Net interest income was €701 million, up 11.1%, mainly due to a significant increase in our structured transaction business and the favorable development of margins and volumes in our deposit business, which was partially offset by a slight margin-driven decline in the commercial loan business.

Net fee and commission income increased by €38 million to €718 million, benefiting from ongoing strong certificates business.

Trading income (net) increased by 11.7% to €335 million. The investment bank entered into various underlying positions which are economically hedged with own shares. The increase of the trading result represents the accounting treatment required under IFRS which results in this case in a one-sided effect stemming from the elimination of the economic hedge in own shares. Trading income (net) from our operating divisions declined. In expectation of the current development, we positioned ourselves on the conservative side and forewent upside potential, resulting in reduced trading volumes.

2007 to 2006 first half comparison

Operating revenues increased by 8.0% to €3,793 million. The main contributor was net interest income at €1,601 million which grew by 32.4%.

Operating profit

Operating profit

in €mn

1)	Shares of Allianz SE and its affiliates.

Group Management Report

2007 to 2006 second quarter comparison

At €427 million, up 79.4% from a year ago, operating profit again grew substantially, notwithstanding higher loan loss provisions. The increase in revenues previously described and declining operating expenses contributed to this positive development. As a result, our cost-income ratio dropped by 12.7 percentage points to 72.4%.

Further efficiency gains and a continuous adherence to cost discipline continued to pay off. Operating expenses developed favorably, down 7.5% to €1,281 million. Non-personnel expenses accounted for €476 million, down 3.8% as a result of further cost reductions across almost all cost categories with the most significant reduction in fees for external services. Personnel expenses at €801 million dropped by 10.1%.

Loan loss provisions recorded net additions of €62 million. This increase was composed of gross additions of €140 million versus €106 million in 2Q 2006 and lower gross releases and recoveries of €78 million compared to €101 million a year ago.

2007 to 2006 first half comparison

We recorded a strong operating profit of €1,104 million, up 43.9% compared to a year earlier. Increased operating revenues and further decreasing operating expenses led to a significant decrease of our cost-income ratio to 69.4% down 9.6% percentage points.

The positive development of our operating profit was achieved despite net loan loss provisions turning to a net expense, as expected, and on a relatively low level in 1H 2007. Our coverage ratio amounted to 56.5% compared to 58.5% a year ago.

Non-operating items

2007 to 2006 second quarter comparison

Non-operating items increased by €18 million to €30 million, made up almost exclusively of realized gains which developed in a similar magnitude.

2007 to 2006 first half comparison

With a decline of 64.1% to €145 million, the impact from non-operating items was materially lower than in the prior year period. Realized gains in 1H 2006 included the sale of Dresdner Bank's remaining shareholdings in Munich Re to Allianz SE (formerly Allianz AG) and the disposal of our remaining participation in Eurohypo AG.

Net income

2007 to 2006 second quarter comparison

Net income at €395 million more than doubled compared to a year earlier. In addition to a higher income before taxes this was due to higher tax exempt income. Accordingly, our effective tax rate dropped to only 9.6% from 32.0% a year earlier.

2007 to 2006 first half comparison

Net income increased by 24.8% to €1,007 million due to significant tax-exempt income in 1H 2007. The high increase of operating profit was partially offset by the decline of non-operating items, leaving income before income taxes and minority interests in earnings €78 million higher, at €1,249 million.

Allianz Group Interim Report Second Quarter and First Half of 2007

The following table sets forth the income statements and cost-income ratios for both our Banking segment as a whole and Dresdner Bank for the three and six months ended June 30, 2007 and 2006.

	Three months ended June 30,				Six months ended June 30,
	2007		2006		2007		2006
	Banking Segment €mn	Dresdner Bank €mn	Banking Segment €mn	Dresdner Bank1) €mn	Banking Segment €mn	Dresdner Bank €mn	Banking Segment €mn	Dresdner Bank1) €mn
Net interest income2)	730	701	652	631	1,658	1,601	1,253	1,209
Net fee and commission income3)	766	718	728	680	1,598	1,507	1,560	1,473
Trading income (net)4)	338	335	308	300	689	680	795	784
Income from financial assets and liabilities designated at fair value through income (net)4)	16	16	18	18	6	5	21	21
Other income	—	—	—	(1)	—	—	25	25
Operating revenues5)	1,850	1,770	1,706	1,628	3,951	3,793	3,654	3,512

Administrative expenses	(1,334)	(1,277)	(1,436)	(1,386)	(2,744)	(2,632)	(2,864)	(2,767)
Investment expenses	(4)	(5)	(10)	(12)	(13)	(16)	(16)	(19)
Other expenses	1	1	13	13	14	14	13	13
Operating expenses	(1,337)	(1,281)	(1,433)	(1,385)	(2,743)	(2,634)	(2,867)	(2,773)

Loan loss provisions	(65)	(62)	(7)	(5)	(60)	(55)	26	28
Operating profit	448	427	266	238	1,148	1,104	813	767

Realized gains/losses (net)	51	43	32	30	190	180	446	444
Impairments of investments (net)	(9)	(9)	(12)	(12)	(22)	(22)	(32)	(32)
Amortization of intangible assets	—	—	(1)	—	—	—	(1)	—
Restructuring charges	(3)	(4)	(7)	(6)	(12)	(13)	(9)	(8)
Non-operating items	39	30	12	12	156	145	404	404

Income before income taxes and minority interests in earnings	487	457	278	250	1,304	1,249	1,217	1,171

Income taxes	(56)	(44)	(89)	(80)	(224)	(202)	(334)	(318)
Minority interests in earnings	(20)	(18)	(27)	(21)	(44)	(40)	(55)	(46)
Net income	411	395	162	149	1,036	1,007	828	807

Cost-income ratio6) in %	72.3	72.4	84.0	85.1	69.4	69.4	78.5	79.0

1)

We have restated the presentation of revenues and operating profit stemming from trades in shares of Allianz SE and its affiliates. From 2007 onwards, these results are eliminated on Dresdner Bank level, whereas in 2006 they were adjusted on segment level only.

2)	Represents interest and similar income less interest expense.
3)	Represents fee and commission income less fee and commission expense.
4)

The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement included in Note 3 to the consolidated financial statements.

5)	For the Banking segment, total revenues are measured based upon operating revenues.
6)	Represents operating expenses divided by operating revenues.

Group Management Report

Banking Operations by Division

The following table sets forth our banking operating revenues, operating profit and cost-income ratio by division. Consistent with our general practice, these figures are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different segments.

	Operating revenues		Operating profit (loss)		Cost-Income ratio
Three months ended June 30,	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007%	2006%
Private & Corporate Clients1)	884	875	188	193	75.7	75.3
Investment Banking1)	760	868	153	178	75.1	79.4
Corporate Other2)	126	(115)	86	(133)	—3)	—3)
Dresdner Bank4)	1,770	1,628	427	238	72.4	85.1
Other Banks5)	80	78	21	28	70.0	61.5
Total	1,850	1,706	448	266	72.3	84.0

	Operating revenues		Operating profit (loss)		Cost-Income ratio
Six months ended June 30,	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007%	2006%
Private & Corporate Clients1)	1,880	1,870	510	506	71.4	71.1
Investment Banking1)	1,649	1,731	372	399	75.8	78.9
Corporate Other2)	264	(89)	222	(138)	—3)	—3)
Dresdner Bank4)	3,793	3,512	1,104	767	69.4	79.0
Other Banks5)	158	142	44	46	69.0	66.2
Total	3,951	3,654	1,148	813	69.4	78.5

1)

Our reporting by division reflects the organizational changes within Dresdner Bank effective starting with 1Q 2007, resulting in two operating divisions, Private & Corporate Clients (“PCC”) and Investment Banking (“IB”). PCC combines all banking activities formerly provided by the Personal Banking and Private & Business Banking (including Private Wealth Management) divisions as well as our activities with medium-sized business clients from our former Corporate Banking division. IB, with Global Banking and Capital Markets, unites the activities formerly provided by the Dresdner Kleinwort (formerly Dresdner Kleinwort Wasserstein) division and the remaining activities of the former Corporate Banking division. Prior year balances have been adjusted accordingly to reflect these reorganization measures and allow for comparability across periods.

2)

The Corporate Other division contains income and expense items that are not assigned to Dresdner Bank’s operating divisions. These items include, in particular, impacts from the accounting treatment for derivative financial instruments which do not qualify for hedge accounting as well as provisioning requirements for country and general risks. For the three and six months, the impact from the accounting treatment for derivative financial instruments which do not qualify for hedge accounting on Corporate Other’s operating revenues amounted to €4 mn and € (16) mn respectively (2006: €9 mn and €(14) mn respectively).

3)	Presentation not meaningful.
4)

We have restated the presentation of revenues and operating profit stemming from trades in shares of Allianz SE and its affiliates. From 2007 onwards, these results are eliminated on Dresdner Bank level, whereas in 2006 they were adjusted on segment level only.

5)	Consists of non-Dresdner Bank banking operations within our Banking segment.

Reconciliation of Operating Profit and Operating Revenues

	2006
Three months ended	March 31, €mn	June 30, €mn	September 30, € mn	December 31, € mn
Operating revenues
Dresdner Bank – previously stated	1,884	1,709	1,520	1,697
Reversal of impact “Own shares” (previously shown on segment level)	—	(81)	81	(6)
Dresdner Bank	1,884	1,628	1,601	1,691

Operating profit
Dresdner Bank – previously stated	529	319	310	202
Reversal of impact “Own shares” (previously shown on segment level)	—	(81)	81	(6)
Dresdner Bank	529	238	391	196

Allianz Group Interim Report Second Quarter and First Half of 2007

Asset Management Operations

Continuing growth impacted by U.S. Dollar depreciation.

•	Operating profit growth of 9.4%.

•	Strong net inflows of €20 billion to third party assets.

•	Cost income ratio at very competitive 59.2% despite investments in future growth.

Third-Party Assets Under Management of the Allianz Group

With third-party assets of €789 billion as of June 30, 2007 we recorded a 3.3% increase compared to December 31, 2006. In the first half of 2007, net inflows to third-party assets of €20 billion were achieved, primarily in the United States, France and Asia-Pacific. Of the total net inflows, our fixed income business made up for € 18 billion and our equity business for €2 billion. The strong fixed income net inflows were achieved despite a challenging market environment, in particular rising interest rates and flattening yield curves across regions.

Market-related appreciation was €21 billion. The majority of both the fixed income and equity assets we manage outperformed their respective benchmarks.

Net inflows and positive market effects were partly offset by negative currency translation effects of €14 billion, resulting primarily from a weaker U.S. Dollar versus the Euro. Overall, on a Euro-basis, our third-party assets increased by €25 billion1) to €789 billion as of June 30, 2007, compared to €764 billion as of December 31, 2006.

We operate our third-party asset management business primarily through Allianz Global Investors (“AGI”). As of June 30, 2007, AGI managed approximately 94.7% (December 31, 2006: 94.6%) of the Allianz Group’s third-party assets. The remaining third-party assets are managed by Dresdner Bank (approximately 2.6% and 2.7% as of June 30, 2007 and December 31, 2006, respectively) and other Allianz Group subsidiaries (approximately 2.7% as of both, June 30, 2007 and December 31, 2006).

1)	Including a negative deconsolidation effect of €2 bn.

The following graphs present the third-party assets managed by the Allianz Group by geographic region, investment category and investor class as of June 30, 2007 and December 31, 2006, respectively.

Third-party assets under management – Fair values by geographic region1)

in €bn

1)	Based on the origination of the assets.
2)

Consists of third-party assets managed by Dresdner Bank (approximately €21 bn as of both, June 30, 2007 and December 31, 2006) and by other Allianz Group companies (approximately €20 bn as of both, June 30, 2007 and December 31, 2006).

Group Management Report

Third-party assets under management – Fair values by investment category in €bn

1)	Includes primarily investments in real estate.

Third-party assets under management – Fair values by investor class in €bn

Third-party assets under management – Composition of fair value development in the United States in €bn

Third-party assets under management – Composition of fair value development in Germany in €bn

Our major achievements in the first half of 2007 included:

•	AGI Germany with assets under management of €284.8 billion and a market share of 17.8% is a clear market leader in Germany1).

•	AGI Germany for the third consecutive year achieved a TOP 3 position for service quality in the ranking of “FONDS professionell” magazine.

•	Particular strong net inflows of approximately €2.2 billion at our equity fund manager NFJ Investment Group.

•	PIMCO was awarded “Best Third-Party Provider of Fixed Income Portfolio Management Services in Asia” from Euromoney Private Banking Survey 2007.

1)	Source: Bundesverband Investment und Asset Management (BVI), an association representing the German investment fund industry.

Allianz Group Interim Report Second Quarter and First Half of 2007

Earnings Summary

The results of operations of our Asset Management segment are almost exclusively represented by AGI, accounting for 97.6% and 96.6% of our total Asset Management segment’s operating revenues and operating profit, respectively, in 2Q 2007 (2Q 2006: 98.8% and 99.3%, respectively). Accordingly, the discussion of our Asset Management segment’s results of operations relates solely to the operations of AGI.

Operating revenues

2007 to 2006 second quarter comparison

At €778 million, operating revenues improved by 8.5%; a substantial increase given unfavorable currency effects such as the depreciation of the U.S. Dollar versus the Euro. At constant exchange rates, operating revenues would have been up by 14.2%. Management fees increased alongside the growing asset base as previously described. Income from financial assets and liabilities carried at fair value through income (net) was up €17 million compared to a year ago; primarily stemming from higher mark-to-market valuation of seed money in the United States. Performance fees also developed favorably, predominantly as a result of our positive business development in Europe.

2007 to 2006 first half comparison

Operating revenues at €1,536 million were up 5.8% . The internal growth rate amounted to 12.0%. Asset-based management fees surpassed the result of last year's period, reflecting the growth of our third-party asset base at higher revenue margins. To a large extent driven by our business located in the United States, performance fees rose by 40.0% to €35 million. Reduced loading and exit fees reflect the development of mutual fund sales.

	Three months ended June 30,		Six months ended June 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Management fees	861	823	1,712	1,652
Loading and exit fees	78	86	159	177
Performance fees	20	9	35	25
Other income	94	97	196	176
Fee and commission income	1,053	1,015	2,102	2,030
Commissions	(226)	(223)	(446)	(449)
Other expenses	(84)	(91)	(185)	(176)
Fee and commission expenses	(310)	(314)	(631)	(625)
Net fee and commission income	743	701	1,471	1,405

Operating profit

Operating profit

in €mn

2007 to 2006 second quarter comparison

Operating profit was €314 million; an increase of 6.4%. Adjusted for currency translation effects, operating profit would have exceeded the 2Q 2006 level by 12.6%. This increase was predominantly due to the favorable business development in the United States.

Administrative expenses, excluding acquisition-related expenses, rose by 10.0% to €464 million; €192 million of which were compensation related, an increase compared to €161 million a year earlier. Non-compensation related expenses were at €272 million versus €261 million in 2Q 2006. This development was in line with our ongoing business expansion and investments in future growth.

Our cost-income ratio slightly increased by 0.7% percentage points to 59.6%.

Group Management Report

2007 to 2006 first half comparison

In 1H 2007 operating profit was up 3.9%, amounting to €618 million; despite the burden of unfavorable currency effects. Excluding these effects operating profit would have surpassed last year's result by 10.5%.

Due to continuous investment in future growth and further business expansion, administrative expenses, excluding acquisition-related expenses, were up €61 million to €918 million. Thereof, €384 million were compensation-related expenses and €534 million non compensation-related expenses.

Non-operating items

2007 to 2006 second quarter comparison

Acquisition-related expenses dropped by €49 million to €83 million. This decline was mainly driven by a lower number of outstanding PIMCO LLC Class B Units (or “Class B Units”). The Allianz Group had acquired 37,760 of the 150,000 PIMCO LLC Class B Units originally outstanding, as of June 30, 2007, compared to 11,721 as of June 30, 2006.

2007 to 2006 first half comparison

At €205 million, acquisition-related expenses were down by €65 million. A lower number of outstanding Class B Units as previously described contributed most to this development.

Net income

2007 to 2006 second quarter comparison

Net income of €126 million significantly exceeded the 2Q 2006 result by 40.0%. Excluding effects of exchange rate movements, the internal growth rate would have been 50.1%.

With income tax expenses at €100 million versus €62 million a year ago our effective tax rate was 43.1% (2Q 2006: 38.3%).

2007 to 2006 first half comparison

Net income grew significantly by 23.7% to €219 million, despite unfavorable currency effects. At constant exchange rates net income would have surpassed prior year's period by 32.0%

Allianz Group Interim Report Second Quarter and First Half of 2007

The following table sets forth the income statements and cost-income ratios for both our Asset Management segment as a whole and AGI for the three and six months ended June 30, 2007 and 2006.

	Three months ended June 30,				Six months ended June 30,
	2007		2006		2007		2006
	Asset Management Segment €mn	Allianz Global Investors €mn	Asset Management Segment €mn	Allianz Global Investors €mn	Asset Management Segment €mn	Allianz Global Investors €mn	Asset Management Segment €mn	Allianz Global Investors €mn
Net fee and commission income1)	765	743	712	701	1,511	1,471	1,429	1,405
Net interest income2)	13	17	13	15	36	36	30	29
Income from financial assets and liabilities carried at fair value through income (net)	16	15	(2)	(2)	23	22	12	12
Other income	3	3	3	3	7	7	6	6
Operating revenues3)	797	778	726	717	1,577	1,536	1,477	1,452

Administrative expenses, excluding acquisition-related expenses4)	(472)	(464)	(429)	(422)	(940)	(918)	(876)	(857)
Operating expenses	(472)	(464)	(429)	(422)	(940)	(918)	(876)	(857)

Operating profit	325	314	297	295	637	618	601	595

Realized gains/losses (net)	1	1	(1)	(1)	3	3	1	—
Impairments of investments (net)	—	—	(1)	—	—	—	(1)	—
Acquisition-related expenses, thereof4)
Deferred purchases of interests in PIMCO	(80)	(80)	(130)	(130)	(202)	(202)	(266)	(266)
Other acquisition-related expenses5)	(3)	(3)	(2)	(2)	(3)	(3)	(4)	(4)
Subtotal	(83)	(83)	(132)	(132)	(205)	(205)	(270)	(270)
Restructuring charges	—	—	—	—	(2)	(2)	—	—
Non-operating items	(82)	(82)	(134)	(133)	(204)	(204)	(270)	(270)

Income before income taxes and minority interests in earnings	243	232	163	162	433	414	331	325

Income taxes	(101)	(100)	(62)	(62)	(181)	(179)	(127)	(126)
Minority interests in earnings	(8)	(6)	(11)	(10)	(19)	(16)	(24)	(22)
Net income	134	126	90	90	233	219	180	177

Cost-income ratio6) in %	59.2	59.6	59.1	58.9	59.6	59.8	59.3	59.0

1)	Represents fee and commission income less fee and commission expense.
2)	Represents interest and similar income less interest expense and investment expenses.
3)	For the Asset Management segment, total revenues are measured based upon operating revenues.
4)	The total of these items equals acquisition and administration expenses (net) in the segment income statement in Note 3 to the consolidated financial statements.
5)	Consists of retention payments for the management and employees of PIMCO and Nicholas Applegate.
6)	Represents operating expenses divided by operating revenues.

Group Management Report

Corporate Activities

Earnings Summary

	Three months ended June 30,				Six months ended June 30,
	Holding Function		Private Equity		Holding Function		Private Equity
	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Operating profit	(46)	(97)	36	23	(178)	(285)	67	31
Non-operating items	(61)	169	(13)	15	451	(48)	(14)	21
Income before income taxes and minorities	(107)	72	23	38	273	(333)	53	52
Net income	(1)	151	(7)	32	362	(96)	10	40

Holding Function

Operating profit

2007 to 2006 second quarter comparison

The operating loss decreased by €51 million to €46 million benefiting from higher current investment income and lower investment expenses. These positive effects were partly offset by increased administrative expenses driven by higher performance-based remuneration.

2007 to 2006 first half comparison

The operating loss was €178 million, down €107 million from a year ago. An increase in interest and similar income stemming from a higher asset base with at the same time lower investment expenses, more than compensated for the development of administrative expenses. These went up, primarily driven by higher performance-based remuneration expenses.

Non-operating items

2007 to 2006 second quarter comparison

Total non-operating items declined by €230 million to an aggregate loss of €61 million. Lower realized gains and losses as well as higher interest expenses from external debt, which reflect predominantly the interest expenses of €74 million for the bridge financing in connection with the acquisition of the AGF shares that Allianz did not already own, turned the non-operating result negative. Acquisition-related expenses of €52 million for the redemption of stock-based compensation plans from AGF had an additional impact on the non-operating result.

2007 to 2006 first half comparison

Due to exceptionally high realized gains in the first quarter, non-operating items amounted to an aggregate gain of €451 million, up €499 million on the prior year period. Furthermore, the effects described above impacted the development in the first half of 2007.

Allianz Group Interim Report Second Quarter and First Half of 2007

Private Equity

Operating profit

2007 to 2006 second quarter comparison

Operating profit increased by €13 million to €36 million. Higher invested capital and lending to shareholders had a positive impact on interest and similar income, which accounted for most of the rise.

2007 to 2006 first half comparison

Compared to the previous year, operating profit more than doubled to €67 million. Besides the higher interest and similar income lower administrative expenses contributed to this development.

Non-operating items

2007 to 2006 second quarter comparison

Aggregate non-operating items showed a negative result of €13 million compared to a positive result of €15 million a year ago. Gains from the disposal of an interest swap and capital gains from the disposal of an investment that were realized in the prior year period were not repeated. Additionally, depreciation of €8 million contributed to this development.

2007 to 2006 first half comparison

The improvement in the operating profit was offset by negative non-operating items of a similar magnitude. The causes did not change materially from that in 2Q.

Group Management Report

Balance Sheet Review

Shareholders’ equity decreased due to dividend payments, higher interest rates and the net impact of the AGF transaction.

Shareholders’ Equity

Shareholders’ equity1)

in € mn

1)	Does not include minority interests of €3.3 bn as of June 30, 2007 and of € 6.4 bn as of December 31, 2006. Please see Note 18 to the consolidated financial statements for further information.
2)	Includes foreign currency translation adjustments.

As of June 30, 2007, shareholders' equity was €48.5 billion, reflecting a decrease of 4.0% compared to year-end 2006. Our strong net income of €5.4 billion for the first half of 2007 could not fully compensate for various decreasing effects. The combined negative effect of €2.8 billion from transactions between equity holders resulted mainly from the minority buy-outs of AGF, Allianz Leben and in Taiwan. Thereof, the AGF transaction was the most significant with a net impact of minus €2.7 billion. Additionally, shareholders' equity was impacted by the dividend payment for fiscal year 2006 of €1.6 billion and increased unrealized losses of €0.6 billion resulting from the recent rise in interest rates.

Total Assets and Total Liabilities

Total assets and total liabilities increased by €57.9 billion and €63.1 billion, respectively. In the following sections we analyze important developments within the balance sheets of our Life/Health, Property-Casualty and Banking segments. Relative to the Allianz Group’s total assets and total liabilities, we consider the total assets and total liabilities from our Asset Management segment as immaterial and have, accordingly, excluded these assets and liabilities from the following discussion. Our Asset Management segment’s results of operations stem primarily from its business with third-party assets. Please see pages 24 and 25 for further information on the development of our third-party assets.

Allianz Group Interim Report Second Quarter and First Half of 2007

Insurance Assets and Liabilities

Life/Health insurance operations

Life/Health asset base

fair values1) in €bn

1)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.

2)

Financial assets for unit-linked contracts represent assets owned by, and managed on the behalf of, policyholders of the Allianz Group, with all appreciation and depreciation in these assets accruing to the benefit of policyholders. As a result, the value of financial assets for unit-linked contracts in our balance sheet corresponds with the value of financial liabilities for unit-linked contracts.

3)	Does not include affiliates at €2.9 bn and €2.8 bn as of June 30, 2007 and December 31, 2006, respectively.
4)

Includes, in each case as of June 30, 2007 and December 31, 2006, respectively, debt securities at €9.0 bn and €7.3 bn, equity securities at €3.3 bn and €2.9 bn, and derivative financial instruments at €(5.7) bn and €(4.4) bn.

As of June 30, 2007, reserves for insurance and investment contracts from the Life/Health segment amounted to €281.3 billion, up €2.5 billion from December 31, 2006. This development primarily stemmed from higher aggregate policy reserves for universal-life type insurance contracts. Compared to December 31, 2006, financial assets and liabilities for unit-linked contracts increased by 8.4% to €67.1 billion, reflecting our positive sales performance with regards to unit-linked insurance and investment contracts as well as market-related appreciation of our assets. In aggregate our Life/Health asset base improved to €348.7 billion, an increase of 2.2%.

Property-Casualty insurance operations

Property-Casualty asset base

fair values1) in €bn

1)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.

2)	Does not include affiliates at €9.7 bn and €9.5 bn as of June 30, 2007 and December 31, 2006, respectively.
3)

Includes, in each case as of June 30, 2007 and December 31, 2006, respectively, debt securities at €4.1 bn and €3.2 bn, equity securities at €0.4 bn and € 0.4 bn, and derivative financial instruments at €0.1 bn and €0.1 bn.

Group Management Report

The asset base of our Property-Casualty segment declined by €0.3 billion from year-end 2006 to €99.5 billion as of June 30, 2007. Reserves for loss and loss adjustment expenses, at €58.0 billion as of June 30, 2007, reflected a slight reduction of 1.2%, primarily due to the depreciation of the U.S Dollar compared to the Euro.

Banking Assets and Liabilities

Banking loans and advances to banks and customers

in €bn

1)	Includes loan loss allowance at €(1.0) bn as of both June 30, 2007 and December 31, 2006, respectively.

In our Banking segment, loans and advances to banks and customers were €355.6 million, up 13.4% as of June 30, 2007. This development was mainly driven by an increasing volume of the collateralized refinancing business of Dresdner Bank. Liabilities to banks and customers also recorded an increase, primarily in the form of repurchase agreements and collateral received from securities lending transactions.

Allianz Group Interim Report Second Quarter and First Half of 2007

Other Information

Reconciliation of Consolidated Operating Profit and Income before Income Taxes and Minority Interests in Earnings

The previous analysis is based on our consolidated financial statements and should be read in conjunction with those statements. The Allianz Group uses operating profit to evaluate the performance of its business segments and the Group as a whole. The Allianz Group considers the presentation of operating profit to be useful and meaningful to investors because it enhances the understanding of the Allianz Group’s underlying operating performance and the comparability of its operating performance over time. Operating profit highlights the portion of income before income taxes and minority interests in earnings attributable to the on-going core operations of the Allianz Group. To better understand the on-going operations of the business, we exclude the effects of acquisition-related expenses and the amortization of intangible assets, as these relate to business combinations; and we exclude interest expense from external debt and income from financial assets and liabilities held for trading (relating to exchangeables on external debt) as these relate to our capital structure.

We believe that trends in the underlying profitability of our business can be more clearly identified without the fluctuating effects of the realized capital gains and losses or impairments of investment securities, as these are largely dependent on market cycles or issuer-specific events over which we have little or no control, and can and do vary, sometimes materially, across periods. Further, the timing of sales that would result in such gains or losses is largely at our discretion. Due to the non-recurring nature of restructuring charges we also exclude them in order to avoid distortions in the operating results of the underlying business.

Operating profit should be viewed as complementary to, and not a substitute for, income before income taxes and minority interests in earnings or net income as determined in accordance with IFRS.

The following table reconciles operating profit on a consolidated basis to the Allianz Group’s income before income taxes and minority interests in earnings.

	Three months ended June 30,		Six months ended June 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Operating profit	3,288	2,794	6,158	5,471
Realized gains/losses and impairments of investments (net)	401	1,296	2,446	2,074
Income from financial assets and liabilities held for trading (net)	(37)	(75)	(3)	(154)
Interest expense from external debt	(278)	(196)	(500)	(394)
Restructuring charges	(12)	(404)	(39)	(408)
Acquisition-related expenses	(135)	(132)	(257)	(270)
Amortization of intangible assets	(4)	(5)	(7)	(10)
Reclassification of policyholder participation in tax benefits arising in connection with tax-exempt income	(25)	(286)	(44)	(286)
Income before income taxes and minority interests in earnings	3,198	2,992	7,754	6,023

Group Management Report

Composition of Total Revenue Growth

We further believe that an understanding of our total revenue performance is enhanced when the effects of foreign currency translation as well as acquisitions and disposals (or “changes in scope of consolidation”) are excluded. Accordingly, in addition to presenting “nominal growth”, we also present “internal growth”, which excludes the effects of foreign currency translation and changes in scope of consolidation. The following table sets forth the reconciliation of nominal total revenue growth to internal total revenue growth for each of our segments and the Allianz Group as a whole for the three and six months ended June 30, 2007, respectively.

Composition of total revenue1) growth

	Three months ended June 30, 2007				Six months ended June 30, 2007
Segment	Nominal growth	Changes in scope of consoli- dation	Foreign currency translation	Internal growth	Nominal growth	Changes in scope of consoli- dation	Foreign currency translation	Internal growth
	%	%	%	%	%	%	%	%
Property-Casualty	3.1	1.9	(0.6)	1.8	1.1	1.0	(0.8)	0.9
Life/Health	(1.5)	0.1	(1.9)	0.3	(2.7)	—	(1.8)	(0.9)
Banking	8.4	—	(0.9)	9.3	8.1	—	(0.6)	8.7
thereof: Dresdner Bank	8.7	—	(0.9)	9.6	8.0	—	(0.6)	8.6
Asset Management	9.8	(0.7)	(5.8)	16.3	6.8	(0.7)	(6.2)	13.7
thereof: Allianz Global Investors	8.5	—	(5.7)	14.2	5.7	—	(6.3)	12.0
Allianz Group	1.1	0.7	(1.3)	1.7	(0.1)	0.4	(1.4)	0.9

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues. Segment growth rates are presented before the elimination of transactions between Allianz Group companies in different segments.

Allianz Group Interim Report Second Quarter and First Half of 2007

Consolidated Financial Statements

Contents

38	Consolidated Balance Sheets
39	Consolidated Income Statements
40	Consolidated Statements of Changes in Equity
41	Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements
43	1	Basis of presentation
43	2	Changes in the presentation of the consolidated financial statements
44	3	Segment reporting

Supplementary Information to the Consolidated Balance Sheets
56	4	Financial assets carried at fair value through income
56	5	Investments
56	6	Loans and advances to banks and customers
57	7	Reinsurance assets
57	8	Deferred acquisition costs
57	9	Other assets
58	10	Intangible assets
58	11	Financial liabilities carried at fair value through income
59	12	Liabilities to banks and customers
59	13	Reserves for loss and loss adjustment expenses
60	14	Reserves for insurance and investment contracts
60	15	Other liabilities
60	16	Certificated liabilities
60	17	Participation certificates and subordinated liabilities
61	18	Equity

Supplementary Information to the Consolidated Income Statements
62	19	Premiums earned (net)
63	20	Interest and similar income
64	21	Income from financial assets and liabilities carried at fair value through income (net)
65	22	Realized gains/losses (net)
66	23	Fee and commission income
67	24	Other income
67	25	Income from fully consolidated private equity investments
68	26	Claims and insurance benefits incurred (net)
69	27	Changes in reserves for insurance and investment contracts (net)
70	28	Interest expense
70	29	Loan loss provisions
70	30	Impairments of investments (net)
71	31	Investment expenses
71	32	Acquisition and administrative expenses (net)
73	33	Fee and commission expenses
74	34	Other expenses
74	35	Expenses from fully consolidated private equity investments
74	36	Income taxes
75	37	Earnings per share

Other Information
76	38	Supplemental information on the Banking segment
77	39	Supplemental information on the consolidated statements of cash flows
77	40	Other information
77	41	Subsequent events
79		Responsibility statement
80		Review report

Allianz Group Interim Report Second Quarter and First Half of 2007

Consolidated Balance Sheets

As of June 30, 2007 and as of December 31, 2006

	Note	As of June 30, 2007 €mn	As of December 31, 2006 €mn
ASSETS
Cash and cash equivalents		32,927	33,031
Financial assets carried at fair value through income	4	166,774	156,869
Investments	5	293,491	298,134
Loans and advances to banks and customers	6	452,961	408,278
Financial assets for unit linked contracts		67,058	61,864
Reinsurance assets	7	18,012	19,360
Deferred acquisition costs	8	20,401	19,135
Deferred tax assets		4,639	4,727
Other assets	9	41,430	38,893
Intangible assets	10	13,452	12,935
Total assets		1,111,145	1,053,226

	Note	As of June 30, 2007 €mn	As of December 31, 2006 €mn
LIABILITIES AND EQUITY
Financial liabilities carried at fair value through income	11	96,861	79,699
Liabilities to banks and customers	12	398,010	361,078
Unearned premiums		17,776	14,868
Reserves for loss and loss adjustment expenses	13	64,824	65,464
Reserves for insurance and investment contracts	14	290,276	287,697
Financial liabilities for unit linked contracts		67,058	61,864
Deferred tax liabilities		4,263	4,618
Other liabilities	15	49,096	49,764
Certificated liabilities	16	56,148	54,922
Participation certificates and subordinated liabilities	17	15,086	16,362
Total liabilities		1,059,398	996,336

Shareholders’ equity		48,459	50,481
Minority interests		3,288	6,409
Total equity	18	51,747	56,890

Total liabilities and equity		1,111,145	1,053,226

Consolidated Financial Statements

Consolidated Income Statements

For the three months and six months ended June 30, 2007 and 2006

		Three months ended June 30,		Six months ended June 30,
	Note	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Premiums written		14,833	14,736	34,336	34,224
Ceded premiums written		(1,415)	(1,439)	(3,176)	(3,336)
Change in unearned premiums		921	829	(2,278)	(2,342)
Premiums earned (net)	19	14,339	14,126	28,882	28,546
Interest and similar income	20	7,316	6,559	13,582	12,242
Income from financial assets and liabilities carried at fair value through income (net)	21	(343)	63	(228)	563
Realized gains/losses (net)	22	1,088	2,337	4,297	4,232
Fee and commission income	23	2,322	2,162	4,678	4,414
Other income	24	6	17	99	56
Income from fully consolidated private equity investments	25	470	169	941	328
Total income		25,198	25,433	52,251	50,381

Claims and insurance benefits incurred (gross)		(11,421)	(10,839)	(23,468)	(22,674)
Claims and Insurance benefits incurred (ceded)		997	646	1,959	1,606
Claims and insurance benefits incurred (net)	26	(10,424)	(10,193)	(21,509)	(21,068)
Changes in reserves for insurance and investment contracts (net)	27	(2,332)	(3,358)	(5,068)	(6,070)
Interest expense	28	(1,841)	(1,284)	(3,439)	(2,849)
Loan loss provisions	29	(74)	(8)	(72)	24
Impairments of investments (net)	30	(102)	(307)	(169)	(362)
Investment expenses	31	(202)	(299)	(463)	(482)
Acquisition and administrative expenses (net)	32	(5,950)	(5,718)	(11,588)	(11,527)
Fee and commission expenses	33	(601)	(607)	(1,235)	(1,185)
Amortization of intangible assets		(4)	(5)	(7)	(10)
Restructuring charges		(14)	(522)	(44)	(526)
Other expenses	34	—	12	13	11
Expenses from fully consolidated private equity investments	35	(456)	(152)	(916)	(314)
Total expenses		(22,000)	(22,441)	(44,497)	(44,358)

Income before income taxes and minority interests in earnings		3,198	2,992	7,754	6,023
Income taxes	36	(858)	(357)	(1,825)	(1,256)
Minority interests in earnings		(200)	(356)	(549)	(709)
Net income		2,140	2,279	5,380	4,058

		Three months ended June 30,		Six months ended June 30,
	Note	2007 €	2006 €	2007 €	2006 €
Basic earnings per share	37	4.85	5.62	12.32	10.02
Diluted earnings per share	37	4.75	5.51	12.08	9.83

Allianz Group Interim Report Second Quarter and First Half of 2007

Consolidated Statements of Changes in Equity

For the six months ended June 30, 2007 and 2006

	Paid-in capital	Revenue reserves	Foreign currency translation adjustments	Unrealized gains and losses (net)	Shareholders’ equity	Minority interests	Total equity
	€mn	€mn	€mn	€mn	€mn	€mn	€mn
Balance as of December 31, 2005	21,616	8,579	(1,032)	10,324	39,487	7,615	47,102
Foreign currency translation adjustments	—	—	(894)	(7)	(901)	(215)	(1,116)
Available-for-sale investments
Unrealized gains and losses (net) arising during the period	—	—	—	(939)	(939)	(412)	(1,351)
Transferred to net income on disposal	—	—	—	(1,484)	(1,484)	(117)	(1,601)
Cash flow hedges	—	—	—	(32)	(32)	(1)	(33)
Miscellaneous	—	(347)	—	—	(347)	14	(333)
Total income and expense recognized directly in shareholders’ equity	—	(347)	(894)	(2,462)	(3,703)	(731)	(4,434)
Net income	—	4,058	—	—	4,058	709	4,767
Total recognized income and expense for the period	—	3,711	(894)	(2,462)	355	(22)	333
Treasury shares	—	1,275	—	—	1,275	—	1,275
Transactions between equity holders	—	25	(4)	(4)	17	9	26
Dividends paid	—	(811)	—	—	(811)	(596)	(1,407)
Balance as of June 30, 2006	21,616	12,779	(1,930)	7,858	40,323	7,006	47,329
Balance as of December 31, 2006	25,398	13,629	(2,210)	13,664	50,481	6,409	56,890
Foreign currency translation adjustments	—	—	(262)	(7)	(269)	(42)	(311)
Available-for-sale investments
Unrealized gains and losses (net) arising during the period	—	—	—	(559)	(559)	(52)	(611)
Transferred to net income on disposal	—	—	—	(2,202)	(2,202)	(97)	(2,299)
Cash flow hedges	—	—	—	(9)	(9)	—	(9)
Miscellaneous	—	(136)	—	—	(136)	9	(127)
Total income and expense recognized directly in shareholders’ equity	—	(136)	(262)	(2,777)	(3,175)	(182)	(3,357)
Net income	—	5,380	—	—	5,380	549	5,929
Total recognized income and expense for the period	—	5,244	(262)	(2,777)	2,205	367	2,572
Treasury shares	—	200	—	—	200	—	200
Transactions between equity holders	2,765	(6,051)	(62)	563	(2,785)	(3,242)	(6,027)
Dividends paid	—	(1,642)	—	—	(1,642)	(246)	(1,888)
Balance as of June 30, 2007	28,163	11,380	(2,534)	11,450	48,459	3,288	51,747

Consolidated Financial Statements

Consolidated Statements of Cash Flows

For the six months ended June 30, 2007 and 2006

Six months ended June 30,	2007 €mn	2006 €mn
Cash flow from operating activities:
Net income	5,380	4,058
Adjustments to reconcile net income to net cash flow provided by (used in) operating activities:
Minority interests in earnings	549	709
Share of earnings from investments in associates and joint ventures	(331)	(122)
Realized gains/losses (net) and impairments of investments (net) of:
Available-for-sale and held-to-maturity investments, investments in associates and joint ventures, real estate held for investment, loans to banks and customers	(4,128)	(3,870)
Other investments, mainly financial assets held for trading and designated at fair value through income	449	(24)
Depreciation and amortization	419	324
Loan loss provision	72	(24)
Interest credited to policyholder accounts	1,268	2,070
Net change in:
Financial assets and liabilities held for trading	10,266	15,678
Reverse repurchase agreements and collateral paid for securities borrowing transactions	(41,316)	(44,047)
Repurchase agreements and collateral received from securities lending transactions	34,231	28,483
Reinsurance assets	(50)	(117)
Deferred acquisition costs	(905)	(995)
Unearned premiums	2,610	2,626
Reserves for losses and loss adjustment expenses	(394)	(147)
Reserves for insurance and investment contracts	3,389	4,262
Deferred tax assets/liabilities	435	71
Other (net)	(1,392)	27
Net cash flow provided by operating activities	10,552	8,962

Cash flow from investing activities:
Net change in:
Financial assets designated at fair value through income	(2,869)	(1,397)
Available-for-sale investments	(944)	(7,710)
Held-to-maturity investments	4	30
Investments in associates and joint ventures	189	(72)
Non-current assets and disposal groups held for sale	3	1,397
Real estate held for investment	339	653
Loans and advances to banks and customers	(3,528)	(13,410)
Property and equipment	(120)	(514)
Acquisition of subsidiaries, net of cash acquired	(507)	—
Other (net)	172	(21)
Net cash flow used in investing activities	(7,261)	(21,044)

Cash flow from financing activities:
Net change in:
Policyholders’ accounts	1,048	2,822
Liabilities to banks and customers	2,750	10,861
Certificated liabilities, participation certificates and subordinated liabilities	853	(1,875)
Transactions between equity holders	(6,027)	(70)
Dividends paid to shareholders	(1,888)	(1,407)
Net cash from sale or purchase of treasury shares	(290)	(279)
Other (net)	187	460
Net cash flow provided by (used in) financing activities	(3,367)	10,512

Effect of exchange rate changes on cash and cash equivalents	(28)	(61)
Change in cash and cash equivalents	(104)	(1,631)
Cash and cash equivalents at beginning of period	33,031	31,647
Cash and cash equivalents at end of period	32,927	30,016

Allianz Group Interim Report Second Quarter and First Half of 2007

[THIS PAGE INTENTIONALLY LEFT BLANK]

Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

1    Basis of presentation

The consolidated interim financial statements of the Allianz Group have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) and in accordance with the requirements of IAS 34, Interim Financial Reporting, as published by the International Accounting Standard Board (“IASB”) and as endorsed by the European Union (“EU”).

The consolidated interim financial statements comply with all new or amended IFRSs, where application is compulsory for the first time for periods beginning on January 1, 2007. For existing and unchanged IFRSs the accounting policies for recognition, measurement, consolidation and presentation applied in the preparation of the consolidated interim financial statements are consistent with the accounting policies, that have been applied in the preparation of the consolidated financial statements for the year ended December 31, 2006.

IFRS does not provide specific guidance concerning all aspects of the recognition and measurement of insurance and reinsurance contracts. Therefore, as envisioned in IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, the provisions embodied under accounting principles generally accepted in the United States of America (“US GAAP”) have been applied to those aspects where specific guidance is not provided by IFRS 4, Insurance Contracts.

IFRS 7, Financial Instruments: Disclosures, is applicable for annual periods beginning January 1, 2007. IFRS 7 requires extended disclosures about the significance of financial instruments and the nature and extent of risks arising from financial instruments. Simultaneously with the development of IFRS 7, the IASB amended IAS 1, Presentation of Financial Statements, to add disclosures about capital management and capital requirements. The new requirements of IFRS 7 and IAS 1 will be of significance for the consolidated financial statements for the year ended December 31, 2007.

The consolidated financial statements are presented in millions of Euro (€ mn).

2    Changes in the presentation of the consolidated financial statements

Reclassifications

Beginning with the third quarter of 2006, income from fully consolidated private equity investments and expenses from fully consolidated private equity investments have been included as separate line items in the consolidated income statements. Accordingly, the prior period income statement has been reclassified to conform to the current period presentation.

A summary of the impact of these changes on the consolidated income statements for the three and six months ended June 30, 2006 is as follows:

	Three months ended June 30, 2006 as previously reported	Reclassifi- cations	Three months ended June 30, 2006	Six months ended June 30, 2006 as previously reported	Reclassifi- cations	Six months ended June 30, 2006
	€mn	€mn	€mn	€mn	€mn	€mn
Interest and similar income	6,576	(17)	6,559	12,267	(25)	12,242
Fee and commission income	2,314	(152)	2,162	4,717	(303)	4,414
Income from fully consolidated private equity investments	—	169	169	—	328	328

Interest expense	(1,299)	15	(1,284)	(2,899)	50	(2,849)
Acquisition costs and administrative expenses (net)	(5,791)	25	(5,766)	(11,634)	42	(11,592)
Fee and commission expenses	(719)	112	(607)	(1,407)	222	(1,185)
Expenses from fully consolidated private equity investments	—	(152)	(152)	—	(314)	(314)

Additionally, certain immaterial amounts of unearned premiums were previously netted against deferred acquisition costs in the consolidated balance sheets and against the related amortization account in the consolidated income statements. All periods have now been presented on a gross basis.

Allianz Group Interim Report Second Quarter and First Half of 2007

3    Segment reporting

Business Segment Information – Consolidated Balance Sheets

As of June 30, 2007 and as of December 31, 2006

	Property-Casualty		Life/Health		Banking
	As of June 30, 2007 €mn	As of December 31, 2006 €mn	As of June 30, 2007 €mn	As of December 31, 2006 €mn	As of June 30, 2007 €mn	As of December 31, 2006 €mn
ASSETS
Cash and cash equivalents	5,345	4,100	9,652	6,998	16,390	21,528
Financial assets carried at fair value through income	4,709	4,814	13,094	11,026	147,604	139,505
Investments	87,070	88,819	189,166	190,607	17,738	17,803
Loans and advances to banks and customers	17,462	16,825	88,794	85,769	355,609	313,709
Financial assets for unit linked contracts	—	—	67,058	61,864	—	—
Reinsurance assets	11,409	11,437	6,641	7,966	—	—
Deferred acquisition costs	4,001	3,704	16,347	15,381	—	—
Deferred tax assets	1,676	1,651	583	503	1,750	1,679
Other assets	21,119	17,737	14,828	12,891	9,652	9,571
Intangible assets	2,253	1,653	2,396	2,399	2,285	2,285
Total assets	155,044	150,740	408,559	395,404	551,028	506,080

	Property-Casualty		Life/Health		Banking
	As of June 30, 2007 €mn	As of December 31, 2006 €mn	As of June 30, 2007 €mn	As of December 31, 2006 €mn	As of June 30, 2007 €mn	As of December 31, 2006 €mn
LIABILITIES AND EQUITY
Financial liabilities carried at fair value through income	86	1,070	6,561	5,251	89,586	72,215
Liabilities to banks and customers	5,906	4,473	10,477	7,446	377,577	350,148
Unearned premiums	15,834	12,994	1,943	1,874	—	—
Reserves for loss and loss adjustment expenses	57,966	58,664	6,857	6,804	—	—
Reserves for insurance and investment contracts	9,042	8,956	281,250	278,701	—	—
Financial liabilities for unit linked contracts	—	—	67,058	61,864	—	—
Deferred tax liabilities	3,393	3,902	1,206	1,181	70	83
Other liabilities	19,439	18,699	17,211	16,314	11,395	12,140
Certificated liabilities	57	657	433	3	47,350	46,191
Participation certificates and subordinated liabilities	1,608	1,605	66	66	7,187	8,456
Total liabilities	113,331	111,020	393,062	379,504	533,165	489,233

Notes to the Consolidated Financial Statements

Asset Management		Corporate		Consolidation		Group
As of June 30, 2007 €mn	As of December 31, 2006 €mn	As of June 30, 2007 €mn	As of December 31, 2006 €mn	As of June 30, 2007 €mn	As of December 31, 2006 €mn	As of June 30, 2007 €mn	As of December 31, 2006 €mn

612	767	1,800	536	(872)	(898)	32,927	33,031

1,069	985	973	1,158	(675)	(619)	166,774	156,869
680	774	104,607	96,652	(105,770)	(96,521)	293,491	298,134

638	367	4,273	2,963	(13,815)	(11,355)	452,961	408,278

—	—	—	—	—	—	67,058	61,864
—	—	—	—	(38)	(43)	18,012	19,360
53	50	—	—	—	—	20,401	19,135
185	196	1,034	1,473	(589)	(775)	4,639	4,727
3,471	3,471	4,930	7,020	(12,570)	(11,797)	41,430	38,893
6,259	6,334	259	264	—	—	13,452	12,935
12,967	12,944	117,876	110,066	(134,329)	(122,008)	1,111,145	1,053,226

Asset Management		Corporate		Consolidation		Group
As of June 30, 2007 €mn	As of December 31, 2006 €mn	As of June 30, 2007 €mn	As of December 31, 2006 €mn	As of June 30, 2007 €mn	As of December 31, 2006 €mn	As of June 30, 2007 €mn	As of December 31, 2006 €mn

—	—	1,160	1,713	(532)	(550)	96,861	79,699
778	605	13,313	7,293	(10,041)	(8,887)	398,010	361,078
—	—	—	—	(1)	—	17,776	14,868

—	—	—	—	1	(4)	64,824	65,464

—	—	249	306	(265)	(266)	290,276	287,697

—	—	—	—	—	—	67,058	61,864
43	46	133	171	(582)	(765)	4,263	4,618
3,608	3,689	14,024	14,149	(16,581)	(15,227)	49,096	49,764
—	—	9,509	9,265	(1,201)	(1,194)	56,148	54,922

—	—	7,094	7,099	(869)	(864)	15,086	16,362
4,429	4,340	45,482	39,996	(30,071)	(27,757)	1,059,398	996,336
				Total equity		51,747	56,890
				Total liabilities and equity		1,111,145	1,053,226

Allianz Group Interim Report Second Quarter and First Half of 2007

Business Segment Information – Consolidated Income Statements

For the three months ended June 30, 2007 and 2006

	Property-Casualty		Life/Health		Banking
Three months ended June 30,	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Premiums written	9,982	9,682	4,856	5,053	—	—
Ceded premiums written	(1,245)	(1,230)	(175)	(208)	—	—
Change in unearned premiums	919	906	2	(77)	—	—
Premiums earned (net)	9,656	9,358	4,683	4,768	—	—
Interest and similar income	1,380	1,257	3,783	3,698	2,214	1,630
Income from financial assets and liabilities carried at fair value through income (net)	(2)	5	(669)	(216)	354	326
Realized gains/losses (net)	217	889	663	974	51	32
Fee and commission income	280	265	164	162	923	868
Other income	11	24	9	7	—	—
Income from fully consolidated private equity investments	—	—	—	—	—	—
Total income	11,542	11,798	8,633	9,393	3,542	2,856

Claims and insurance benefits incurred (gross)	(7,093)	(6,554)	(4,336)	(4,293)	—	—
Claims and insurance benefits incurred (ceded)	827	464	178	190	—	—
Claims and insurance benefits incurred (net)	(6,266)	(6,090)	(4,158)	(4,103)	—	—
Changes in reserves for insurance and investment contracts (net)	(97)	(121)	(2,211)	(2,950)	—	—
Interest expense	(92)	(66)	(111)	(73)	(1,484)	(978)
Loan loss provisions	(9)	(2)	—	1	(65)	(7)
Impairments of investments (net)	(28)	(93)	(56)	(210)	(9)	(12)
Investment expenses	(69)	(67)	(163)	(211)	(4)	(10)
Acquisition and administrative expenses (net)	(2,705)	(2,511)	(1,115)	(1,105)	(1,334)	(1,436)
Fee and commission expenses	(190)	(205)	(43)	(70)	(157)	(140)
Amortization of intangible assets	(4)	(3)	—	(1)	—	(1)
Restructuring charges	(8)	(354)	(3)	(161)	(3)	(7)
Other expenses	—	(1)	—	—	1	13
Expenses from fully consolidated private equity investments	—	—	—	—	—	—
Total expenses	(9,468)	(9,513)	(7,860)	(8,883)	(3,055)	(2,578)

Income before income taxes and minority interests in earnings	2,074	2,285	773	510	487	278
Income taxes	(578)	(466)	(234)	(90)	(56)	(89)
Minority interests in earnings	(116)	(237)	(60)	(92)	(20)	(27)
Net income	1,380	1,582	479	328	411	162

Notes to the Consolidated Financial Statements

Asset Management		Corporate		Consolidation		Group
2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn
—	—	—	—	(5)	1	14,833	14,736
—	—	—	—	5	(1)	(1,415)	(1,439)
—	—	—	—	—	—	921	829
—	—	—	—	—	—	14,339	14,126
33	25	245	215	(339)	(266)	7,316	6,559
16	(2)	(44)	(56)	2	6	(343)	63
1	(1)	348	427	(192)	16	1,088	2,337
1,080	1,030	44	38	(169)	(201)	2,322	2,162
3	3	9	4	(26)	(21)	6	17
—	—	470	169	—	—	470	169
1,133	1,055	1,072	797	(724)	(466)	25,198	25,433

—	—	—	—	8	8	(11,421)	(10,839)
—	—	—	—	(8)	(8)	997	646
—	—	—	—	—	—	(10,424)	(10,193)
—	—	—	—	(24)	(287)	(2,332)	(3,358)
(19)	(12)	(394)	(323)	259	168	(1,841)	(1,284)
—	—	—	—	—	—	(74)	(8)
—	(1)	(9)	9	—	—	(102)	(307)
(1)	—	(20)	(60)	55	49	(202)	(299)
(555)	(561)	(251)	(142)	10	37	(5,950)	(5,718)
(315)	(318)	(26)	(19)	130	145	(601)	(607)
—	—	—	—	—	—	(4)	(5)
—	—	—	—	—	—	(14)	(522)
—	—	—	—	(1)	—	—	12
—	—	(456)	(152)	—	—	(456)	(152)
(890)	(892)	(1,156)	(687)	429	112	(22,000)	(22,441)

243	163	(84)	110	(295)	(354)	3,198	2,992
(101)	(62)	80	80	31	270	(858)	(357)
(8)	(11)	(4)	(7)	8	18	(200)	(356)
134	90	(8)	183	(256)	(66)	2,140	2,279

Allianz Group Interim Report Second Quarter and First Half of 2007

Business Segment Information – Consolidated Income Statements

For the six months ended June 30, 2007 and 2006

	Property-Casualty		Life/Health		Banking
Six months ended June 30,	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Premiums written	24,093	23,831	10,251	10,397	—	—
Ceded premiums written	(2,831)	(2,942)	(353)	(398)	—	—
Change in unearned premiums	(2,248)	(2,190)	(30)	(152)	—	—
Premiums earned (net)	19,014	18,699	9,868	9,847	—	—
Interest and similar income	2,386	2,179	6,938	6,745	4,423	3,510
Income from financial assets and liabilities carried at fair value through income (net)	(14)	45	(979)	(185)	695	816
Realized gains/losses (net)	984	1,353	1,856	2,236	190	446
Fee and commission income	552	517	335	291	1,901	1,860
Other income	95	38	63	13	—	25
Income from fully consolidated private equity investments	—	—	—	—	—	—
Total income	23,017	22,831	18,081	18,947	7,209	6,657

Claims and insurance benefits incurred (gross)	(14,267)	(13,522)	(9,214)	(9,163)	—	—
Claims and insurance benefits incurred (ceded)	1,618	1,250	354	367	—	—
Claims and insurance benefits incurred (net)	(12,649)	(12,272)	(8,860)	(8,796)	—	—
Changes in reserves for insurance and investment contracts (net)	(178)	(193)	(4,835)	(5,598)	—	—
Interest expense	(184)	(129)	(202)	(137)	(2,765)	(2,257)
Loan loss provisions	(9)	(3)	(3)	1	(60)	26
Impairments of investments (net)	(54)	(106)	(93)	(245)	(22)	(32)
Investment expenses	(143)	(115)	(359)	(368)	(13)	(16)
Acquisition and administrative expenses (net)	(5,380)	(5,174)	(1,989)	(2,130)	(2,744)	(2,864)
Fee and commission expenses	(387)	(375)	(105)	(120)	(303)	(300)
Amortization of intangible assets	(6)	(7)	(1)	(2)	—	(1)
Restructuring charges	(22)	(356)	(8)	(161)	(12)	(9)
Other expenses	—	(2)	—	—	14	13
Expenses from fully consolidated private equity investments	—	—	—	—	—	—
Total expenses	(19,012)	(18,732)	(16,455)	(17,556)	(5,905)	(5,440)

Income before income taxes and minority interests in earnings	4,005	4,099	1,626	1,391	1,304	1,217
Income taxes	(1,115)	(990)	(435)	(309)	(224)	(334)
Minority interests in earnings	(330)	(427)	(159)	(220)	(44)	(55)
Net income	2,560	2,682	1,032	862	1,036	828

Notes to the Consolidated Financial Statements

Asset Management		Corporate		Consolidation		Group
2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn
—	—	—	—	(8)	(4)	34,336	34,224
—	—	—	—	8	4	(3,176)	(3,336)
—	—	—	—	—	—	(2,278)	(2,342)
—	—	—	—	—	—	28,882	28,546
66	50	399	301	(630)	(543)	13,582	12,242
23	12	41	(152)	6	27	(228)	563
3	1	988	497	276	(301)	4,297	4,232
2,153	2,061	89	79	(352)	(394)	4,678	4,414
7	6	14	17	(80)	(43)	99	56
—	—	941	328	—	—	941	328
2,252	2,130	2,472	1,070	(780)	(1,254)	52,251	50,381

—	—	—	—	13	11	(23,468)	(22,674)
—	—	—	—	(13)	(11)	1,959	1,606
—	—	—	—	—	—	(21,509)	(21,068)
—	—	—	—	(55)	(279)	(5,068)	(6,070)
(30)	(20)	(747)	(659)	489	353	(3,439)	(2,849)
—	—	—	—	—	—	(72)	24
—	(1)	—	22	—	—	(169)	(362)
—	—	(54)	(77)	106	94	(463)	(482)
(1,145)	(1,146)	(368)	(281)	38	68	(11,588)	(11,527)
(642)	(632)	(61)	(42)	263	284	(1,235)	(1,185)
—	—	—	—	—	—	(7)	(10)
(2)	—	—	—	—	—	(44)	(526)
—	—	—	—	(1)	—	13	11
—	—	(916)	(314)	—	—	(916)	(314)
(1,819)	(1,799)	(2,146)	(1,351)	840	520	(44,497)	(44,358)

433	331	326	(281)	60	(734)	7,754	6,023
(181)	(127)	55	234	75	270	(1,825)	(1,256)
(19)	(24)	(8)	(9)	11	26	(549)	(709)
233	180	373	(56)	146	(438)	5,380	4,058

Allianz Group Interim Report Second Quarter and First Half of 2007

Segment Information – Total Revenues and Operating Profit

For the three months and six months ended June 30, 2007 and 2006

The following table summarizes the total revenues and operating profit for each of the segments for the three months and six months ended June 30, 2007 and 2006, as well as IFRS consolidated net income of the Allianz Group.

	Property- Casualty		Life/Health		Banking		Asset Management		Corporate		Consolidation		Group
	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Three months ended June 30,
Total revenues1)	9,982	9,682	11,758	11,931	1,850	1,706	797	726	—	—	(50)	22	24,337	24,067
Operating profit (loss)	1,894	1,845	758	527	448	266	325	297	(10)	(74)	(127)	(67)	3,288	2,794
Non-operating items	180	440	15	(17)	39	12	(82)	(134)	(74)	184	(168)	(287)	(90)	198
Income (loss) before income taxes and minority interests in earnings	2,074	2,285	773	510	487	278	243	163	(84)	110	(295)	(354)	3,198	2,992
Income taxes	(578)	(466)	(234)	(90)	(56)	(89)	(101)	(62)	80	80	31	270	(858)	(357)
Minority interests in earnings	(116)	(237)	(60)	(92)	(20)	(27)	(8)	(11)	(4)	(7)	8	18	(200)	(356)
Net income (loss)	1,380	1,582	479	328	411	162	134	90	(8)	183	(256)	(66)	2,140	2,279
Six months ended June 30,
Total revenues1)	24,093	23,831	24,084	24,753	3,951	3,654	1,577	1,477	—	—	(45)	(7)	53,660	53,708
Operating profit (loss)	3,161	3,231	1,508	1,250	1,148	813	637	601	(111)	(254)	(185)	(170)	6,158	5,471
Non-operating items	844	868	118	141	156	404	(204)	(270)	437	(27)	245	(564)	1,596	552
Income (loss) before income taxes and minority interests in earnings	4,005	4,099	1,626	1,391	1,304	1,217	433	331	326	(281)	60	(734)	7,754	6,023
Income taxes	(1,115)	(990)	(435)	(309)	(224)	(334)	(181)	(127)	55	234	75	270	(1,825)	(1,256)
Minority interests in earnings	(330)	(427)	(159)	(220)	(44)	(55)	(19)	(24)	(8)	(9)	11	26	(549)	(709)
Net income (loss)	2,560	2,682	1,032	862	1,036	828	233	180	373	(56)	146	(438)	5,380	4,058

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

Notes to the Consolidated Financial Statements

Property-Casualty Segment

	Three months ended June 30,		Six months ended June 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Gross premiums written1)	9,982	9,682	24,093	23,831
Ceded premiums written	(1,245)	(1,230)	(2,831)	(2,942)
Change in unearned premiums	919	906	(2,248)	(2,190)
Premiums earned (net)	9,656	9,358	19,014	18,699
Interest and similar income	1,380	1,257	2,386	2,179
Income from financial assets and liabilities designated at fair value through income (net)2)	39	6	71	42
Income from financial assets and liabilities held for trading (net), shared with policyholder2)	(40)	—	(55)	—
Realized gains/losses (net) from investments, shared with policyholders3)	1	11	35	36
Fee and commission income	280	265	552	517
Other income	11	24	95	38
Operating revenues	11,327	10,921	22,098	21,511

Claims and insurance benefits incurred (net)	(6,266)	(6,090)	(12,649)	(12,272)
Changes in reserves for insurance and investment contracts (net)	(97)	(121)	(178)	(193)
Interest expense	(92)	(66)	(184)	(129)
Loan loss provisions	(9)	(2)	(9)	(3)
Impairments of investments (net), shared with policyholders4)	(5)	(13)	(7)	(17)
Investment expenses	(69)	(67)	(143)	(115)
Acquisition and administrative expenses (net)	(2,705)	(2,511)	(5,380)	(5,174)
Fee and commission expenses	(190)	(205)	(387)	(375)
Other expenses	—	(1)	—	(2)
Operating expenses	(9,433)	(9,076)	(18,937)	(18,280)

Operating profit	1,894	1,845	3,161	3,231

Income from financial assets and liabilities held for trading (net), not shared with policyholders2)	(1)	(1)	(30)	3
Realized gains/losses (net) from investments, not shared with policyholders3)	216	878	949	1,317
Impairments of investments (net), not shared with policyholders4)	(23)	(80)	(47)	(89)
Amortization of intangible assets	(4)	(3)	(6)	(7)
Restructuring charges	(8)	(354)	(22)	(356)
Non-operating items	180	440	844	868

Income before income taxes and minority interests in earnings	2,074	2,285	4,005	4,099

Income taxes	(578)	(466)	(1,115)	(990)
Minority interests in earnings	(116)	(237)	(330)	(427)
Net income	1,380	1,582	2,560	2,682

Loss ratio5) in %	64.9	65.1	66.5	65.6
Expense ratio6) in %	28.0	26.8	28.3	27.7
Combined ratio7) in %	92.9	91.9	94.8	93.3

1)	For the Property-Casualty segment, total revenues are measured based upon gross premiums written.
2)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
3)	The total of these items equals realized gains/losses (net) in the segment income statement.
4)	The total of these items equals impairments of investments (net) in the segment income statement.
5)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
6)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
7)	Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).

Allianz Group Interim Report Second Quarter and First Half of 2007

Life/Health Segment

	Three months ended June 30,		Six months ended June 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Statutory premiums1)	11,758	11,931	24,084	24,753
Ceded premiums written	(186)	(213)	(379)	(409)
Change in unearned premiums	3	(76)	(24)	(151)
Statutory premiums (net)	11,575	11,642	23,681	24,193
Deposits from SFAS 97 insurance and investment contracts	(6,892)	(6,874)	(13,813)	(14,346)
Premiums earned (net)	4,683	4,768	9,868	9,847
Interest and similar income	3,783	3,698	6,938	6,745
Income from financial assets and liabilities carried at fair value through income (net), shared with policyholders2)	(668)	(216)	(979)	(185)
Realized gains/losses (net) from investments, shared with policyholders3)	646	947	1,734	2,050
Fee and commission income	164	162	335	291
Other income	9	7	63	13
Operating revenues	8,617	9,366	17,959	18,761

Claims and insurance benefits incurred (net)	(4,158)	(4,103)	(8,860)	(8,796)
Changes in reserves for insurance and investment contracts (net)	(2,211)	(2,950)	(4,835)	(5,598)
Interest expense	(111)	(73)	(202)	(137)
Loan loss provisions	—	1	(3)	1
Impairments of investments (net), shared with policyholders	(56)	(210)	(93)	(245)
Investment expenses	(163)	(211)	(359)	(368)
Acquisition and administrative expenses (net)	(1,115)	(1,105)	(1,989)	(2,130)
Fee and commission expenses	(43)	(70)	(105)	(120)
Operating restructuring charges4)	(2)	(118)	(5)	(118)
Operating expenses	(7,859)	(8,839)	(16,451)	(17,511)

Operating profit	758	527	1,508	1,250

Income from financial assets and liabilities carried at fair value through income (net), not shared with policyholders2)	(1)	—	—	—
Realized gains/losses (net) from investments, not shared with policyholders3)	17	27	122	186
Amortization of intangible assets	—	(1)	(1)	(2)
Non-operating restructuring charges4)	(1)	(43)	(3)	(43)
Non-operating items	15	(17)	118	141

Income before income taxes and minority interests in earnings	773	510	1,626	1,391

Income taxes	(234)	(90)	(435)	(309)
Minority interests in earnings	(60)	(92)	(159)	(220)
Net income	479	328	1,032	862

Statutory expense ratio5) in %	9.6	9.5	8.4	8.8

1)

For the Life/Health segment, total revenues are measured based upon statutory premiums. Statutory premiums are gross premiums written from sales of life insurance policies, as well as gross receipts from sales of unit linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

2)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
3)	The total of these items equals realized gains/losses (net) in the segment income statement.
4)	The total of these items equals restructuring charges in the segment income statement.
5)	Represents acquisition and administrative expenses (net) divided by statutory premiums (net).

Notes to the Consolidated Financial Statements

Banking Segment

	Three months ended June 30,				Six months ended June 30,
	2007		2006		2007		2006
	Banking Segment €mn	Dresdner Bank €mn	Banking Segment €mn	Dresdner Bank1) €mn	Banking Segment €mn	Dresdner Bank €mn	Banking Segment €mn	Dresdner Bank1) €mn
Net interest income2)	730	701	652	631	1,658	1,601	1,253	1,209
Net fee and commission income3)	766	718	728	680	1,598	1,507	1,560	1,473
Trading income (net)4)	338	335	308	300	689	680	795	784
Income from financial assets and liabilities designated at fair value through income (net)4)	16	16	18	18	6	5	21	21
Other income	—	—	—	(1)	—	—	25	25
Operating revenues5)	1,850	1,770	1,706	1,628	3,951	3,793	3,654	3,512

Administrative expenses	(1,334)	(1,277)	(1,436)	(1,386)	(2,744)	(2,632)	(2,864)	(2,767)
Investment expenses	(4)	(5)	(10)	(12)	(13)	(16)	(16)	(19)
Other expenses	1	1	13	13	14	14	13	13
Operating expenses	(1,337)	(1,281)	(1,433)	(1,385)	(2,743)	(2,634)	(2,867)	(2,773)

Loan loss provisions	(65)	(62)	(7)	(5)	(60)	(55)	26	28
Operating profit	448	427	266	238	1,148	1,104	813	767

Realized gains/losses (net)	51	43	32	30	190	180	446	444
Impairments of investments (net)	(9)	(9)	(12)	(12)	(22)	(22)	(32)	(32)
Amortization of intangible assets	—	—	(1)	—	—	—	(1)	—
Restructuring charges	(3)	(4)	(7)	(6)	(12)	(13)	(9)	(8)
Non-operating items	39	30	12	12	156	145	404	404

Income before income taxes and minority interests in earnings	487	457	278	250	1,304	1,249	1,217	1,171

Income taxes	(56)	(44)	(89)	(80)	(224)	(202)	(334)	(318)
Minority interests in earnings	(20)	(18)	(27)	(21)	(44)	(40)	(55)	(46)
Net income	411	395	162	149	1,036	1,007	828	807

Cost-income ratio6) in %	72.3	72.4	84.0	85.1	69.4	69.4	78.5	79.0

1)

We have restated the presentation of revenues and operating profit stemming from trades in shares of Allianz SE and its affiliates. From 2007 onwards, these results are eliminated on Dresdner Bank level, whereas in 2006 they were adjusted on segment level only.

2)	Represents interest and similar income less interest expense.
3)	Represents fee and commission income less fee and commission expense.
4)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
5)	For the Banking segment, total revenues are measured based upon operating revenues.
6)	Represents operating expenses divided by operating revenues.

Allianz Group Interim Report Second Quarter and First Half of 2007

Asset Management Segment

	Three months ended June 30,				Six months ended June 30,
	2007		2006		2007		2006
	Asset Management Segment €mn	Allianz Global Investors €mn	Asset Management Segment €mn	Allianz Global Investors €mn	Asset Management Segment €mn	Allianz Global Investors €mn	Asset Management Segment €mn	Allianz Global Investors €mn
Net fee and commission income1)	765	743	712	701	1,511	1,471	1,429	1,405
Net interest income2)	13	17	13	15	36	36	30	29
Income from financial assets and liabilities carried at fair value through income (net)	16	15	(2)	(2)	23	22	12	12
Other income	3	3	3	3	7	7	6	6
Operating revenues3)	797	778	726	717	1,577	1,536	1,477	1,452

Administrative expenses, excluding acquisition-related expenses4)	(472)	(464)	(429)	(422)	(940)	(918)	(876)	(857)
Operating expenses	(472)	(464)	(429)	(422)	(940)	(918)	(876)	(857)

Operating profit	325	314	297	295	637	618	601	595

Realized gains/losses (net)	1	1	(1)	(1)	3	3	1	—
Impairments of investments (net)	—	—	(1)	—	—	—	(1)	—
Acquisition-related expenses, thereof4)
Deferred purchases of interests in PIMCO	(80)	(80)	(130)	(130)	(202)	(202)	(266)	(266)
Other acquisition-related expenses5)	(3)	(3)	(2)	(2)	(3)	(3)	(4)	(4)
Subtotal	(83)	(83)	(132)	(132)	(205)	(205)	(270)	(270)
Restructuring charges	—	—	—	—	(2)	(2)	—	—
Non-operating items	(82)	(82)	(134)	(133)	(204)	(204)	(270)	(270)

Income before income taxes and minority interests in earnings	243	232	163	162	433	414	331	325

Income taxes	(101)	(100)	(62)	(62)	(181)	(179)	(127)	(126)
Minority interests in earnings	(8)	(6)	(11)	(10)	(19)	(16)	(24)	(22)
Net income	134	126	90	90	233	219	180	177

Cost-income ratio6) in %	59.2	59.6	59.1	58.9	59.6	59.8	59.3	59.0

1)	Represents fee and commission income less fee and commission expense.
2)	Represents interest and similar income less interest expense and investment expenses.
3)	For the Asset Management segment, total revenues are measured based upon operating revenues.
4)	The total of these items equals acquisition and administration expenses (net) in the segment income statement.
5)	Consists of retention payments for the management and employees of PIMCO and Nicholas Applegate.
6)	Represents operating expenses divided by operating revenues.

Notes to the Consolidated Financial Statements

Corporate Segment

	Three months ended June 30,		Six months ended June 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Interest and similar income	245	215	399	301
Income from financial assets and liabilities designated at fair value through income (net)1)	4	—	5	—
Operating income from financial assets and liabilities held of trading (net)1)	35	—	35	—
Fee and commission income	44	38	89	79
Other income	9	4	14	17
Income from fully consolidated private equity investments	470	169	941	328
Operating revenues	807	426	1,483	725

Interest expense, excluding interest expense from external debt2)	(116)	(127)	(247)	(265)
Investment expenses	(20)	(60)	(54)	(77)
Acquisition and administrative expenses (net), excluding acquisition-related expenses	(199)	(142)	(316)	(281)
Fee and commission expenses	(26)	(19)	(61)	(42)
Expenses from fully consolidated private equity investments	(456)	(152)	(916)	(314)
Operating expenses	(817)	(500)	(1,594)	(979)

Operating profit (loss)	(10)	(74)	(111)	(254)

Non-operating income from financial assets and liabilities held for trading (net)1)	(83)	(56)	1	(152)
Realized gains/losses (net)	348	427	988	497
Interest expense from external debt2)	(278)	(196)	(500)	(394)
Impairments of investments (net)	(9)	9	—	22
Acquisition-related expenses	(52)	—	(52)	—
Non-operating items	(74)	184	437	(27)

Income (loss) before income taxes and minority interests in earnings	(84)	110	326	(281)

Income taxes	80	80	55	234
Minority interests in earnings	(4)	(7)	(8)	(9)
Net income (loss)	(8)	183	373	(56)

1)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
2)	The total of these items equals interest expense in the segment income statement.

Allianz Group Interim Report Second Quarter and First Half of 2007

Supplementary Information to the

Consolidated Balance Sheets

4    Financial assets carried at fair value through income

	As of June 30, 2007 €mn	As of December 31, 2006 €mn
Financial assets held for trading
Debt securities	74,065	81,881
Equity securities	42,144	31,266
Derivative financial instruments	28,198	24,835
Subtotal	144,407	137,982
Financial assets designated at fair value through income
Debt securities	17,430	14,414
Equity securities	4,231	3,834
Loans to banks and customers	706	639
Subtotal	22,367	18,887
Total	166,774	156,869

5    Investments

	As of June 30, 2007 €mn	As of December 31, 2006 €mn
Available-for-sale investments	274,712	277,898
Held-to-maturity investments	4,680	4,748
Funds held by others under reinsurance contracts assumed	1,038	1,033
Investments in associates and joint ventures	5,176	4,900
Real estate held for investment	7,885	9,555
Total	293,491	298,134

Available-for-sale investments

	As of June 30, 2007				As of December 31, 2006
	Amortized cost €mn	Unrealized gains €mn	Unrealized losses €mn	Fair value €mn	Amortized cost €mn	Unrealized gains €mn	Unrealized losses €mn	Fair value €mn
Equity securities	43,034	27,051	(260)	69,825	43,139	26,795	(159)	69,775
Government debt securities	112,041	1,028	(3,031)	110,038	112,893	2,813	(1,077)	114,629
Corporate debt securities	93,950	672	(2,401)	92,221	90,493	1,542	(860)	91,175
Other debt securities	2,621	110	(103)	2,628	2,122	215	(18)	2,319
Total	251,646	28,861	(5,795)	274,712	248,647	31,365	(2,114)	277,898

6    Loans and advances to banks and customers

	As of June 30, 2007			As of December 31, 2006
	Banks €mn	Customers €mn	Total €mn	Banks €mn	Customers €mn	Total €mn
Short-term investments and certificates of deposit	8,066	—	8,066	6,775	—	6,775
Reverse repurchase agreements	89,858	67,362	157,220	86,957	52,456	139,413
Collateral paid for securities borrowing transactions	30,371	34,166	64,537	17,612	23,419	41,031
Loans	71,657	126,625	198,282	69,211	129,319	198,530
Other advances	12,154	13,779	25,933	15,225	8,358	23,583
Subtotal	212,106	241,932	454,038	195,780	213,552	409,332
Loan loss allowance	(107)	(970)	(1,077)	(108)	(946)	(1,054)
Total	211,999	240,962	452,961	195,672	212,606	408,278

Notes to the Consolidated Financial Statements

Loans and advances to customers by type of customer

	As of June 30, 2007 €mn	As of December 31, 2006 €mn
Corporate customers	172,166	146,750
Private customers	58,968	59,505
Public authorities	10,798	7,297
Subtotal	241,932	213,552
Loan loss allowance	(970)	(946)
Total	240,962	212,606

7    Reinsurance assets

	As of June 30, 2007 €mn	As of December 31, 2006 €mn
Unearned premiums	1,749	1,317
Reserves for loss and loss adjustment expenses	9,354	9,719
Aggregate policy reserves	6,847	8,223
Other insurance reserves	62	101
Total	18,012	19,360

8    Deferred acquisition costs

	As of June 30, 2007 €mn	As of December 31, 2006 €mn
Deferred acquisition costs
Property-Casualty	3,992	3,692
Life/Health	14,487	13,619
Asset Management	53	50
Subtotal	18,532	17,361
Present value of future profits	1,275	1,227
Deferred sales inducements	594	547
Total	20,401	19,135

9    Other assets

	As of June 30, 2007 €mn	As of December 31, 2006 €mn
Receivables
Policyholders	4,351	4,292
Agents	4,188	3,698
Reinsurers	2,105	2,832
Other	6,099	6,283
Less allowance for doubtful accounts	(358)	(330)
Subtotal	16,385	16,775
Tax receivables
Income tax	1,736	1,995
Other tax	779	690
Subtotal	2,515	2,685
Accrued dividends, interest and rent	5,958	5,658
Prepaid expenses
Interest and rent	3,620	2,678
Other prepaid expenses	183	173
Subtotal	3,803	2,851
Derivative financial instruments used for hedging that meet the criteria for hedge accounting and firm commitments	362	463
Property and equipment
Real estate held for use	3,796	4,758
Equipment	1,616	1,597
Software	1,092	1,078
Subtotal	6,504	7,433
Non-current assets and disposal groups held for sale	2,717	—
Other assets1)	3,186	3,028
Total	41,430	38,893

1)	As of June 30, 2007, includes prepaid benefit costs for defined benefit plans of €305 mn.

Non-current assets and disposal groups held for sale as of June 30, 2007 consists primarily of real estate held for investment and real estate held for use in Germany. Much of the real estate held for use is expected to be disposed of through sale-leaseback transactions.

Allianz Group Interim Report Second Quarter and First Half of 2007

10    Intangible assets

	As of June 30, 2007 €mn	As of December 31, 2006 €mn
Goodwill	12,511	12,007
Brand names	737	717
Other	204	211
Total	13,452	12,935

Changes in goodwill for the six months ended June 30, 2007, were as follows:

€mn
Cost as of 1/1/2007	12,231
Accumulated impairments as of 1/1/2007	(224)
Carrying amount as of 1/1/2007	12,007
Additions	586
Foreign currency translation adjustments	(82)
Carrying amount as of 6/30/2007	12,511
Accumulated impairments as of 6/30/2007	224
Cost as of 6/30/2007	12,735

Additions include goodwill from

•	increasing the interest in Russian People’s Insurance Society, “ROSNO”, Moscow, from 47.4% to 97.2%,

•	the acquisition of 100.0% participation in Insurance Company “Progress Garant”, Moscow,

•	the acquisition of 100.0% participation in United Mercantile Agencies, Inc., Kentucky.

11    Financial liabilities carried at fair value through income

	As of June 30, 2007 €mn	As of December 31, 2006 €mn
Financial liabilities held for trading
Obligations to deliver securities	48,928	39,951
Derivative financial instruments	32,954	27,823
Other trading liabilities	13,936	10,988
Subtotal	95,818	78,762
Financial liabilities designated at fair value through income	1,043	937
Total	96,861	79,699

Notes to the Consolidated Financial Statements

12    Liabilities to banks and customers

	As of June 30, 2007			As of December 31, 2006
	Banks €mn	Customers €mn	Total €mn	Banks €mn	Customers €mn	Total €mn
Payable on demand	18,122	62,312	80,434	18,216	68,677	86,893
Savings deposits	—	5,310	5,310	—	5,421	5,421
Term deposits and certificates of deposit	55,552	65,311	120,863	68,429	50,380	118,809
Repurchase agreements	84,656	56,203	140,859	68,189	49,403	117,592
Collateral received from securities lending transactions	24,807	14,775	39,582	19,914	8,703	28,617
Other	8,017	2,945	10,962	876	2,870	3,746
Total	191,154	206,856	398,010	175,624	185,454	361,078

13    Reserves for loss and loss adjustment expenses

	As of June 30,	As of December 31,
	2007 €mn	2006 €mn
Property-Casualty	57,966	58,664
Life/Health	6,857	6,804
Consolidation	1	(4)
Total	64,824	65,464

Changes in the reserves for loss and loss adjustment expenses for the Property-Casualty segment for the six months ended June 30, 2007 and 2006, are as follows:

		2007			2006
	Gross €mn	Ceded €mn	Net €mn	Gross €mn	Ceded €mn	Net €mn
Reserves for loss and loss adjustment expenses as of 1/1/	58,664	(9,333)	49,331	60,259	(10,604)	49,655
Loss and loss adjustment expenses incurred
Current year	15,114	(1,822)	13,292	14,362	(1,487)	12,875
Prior years	(847)	204	(643)	(840)	237	(603)
Subtotal	14,267	(1,618)	12,649	13,522	(1,250)	12,272
Loss and loss adjustment expenses paid
Current year	(5,086)	402	(4,684)	(4,464)	170	(4,294)
Prior years	(9,384)	1,199	(8,185)	(9,066)	1,338	(7,728)
Subtotal	(14,470)	1,601	(12,869)	(13,530)	1,508	(12,022)
Foreign currency translation adjustments and other	(617)	358	(259)	(1,299)	398	(901)
Changes in the consolidated subsidiaries of the Allianz Group	122	(14)	108	—	—	—
Reserves for loss and loss adjustment expenses as of 6/30/	57,966	(9,006)	48,960	58,952	(9,948)	49,004

Allianz Group Interim Report Second Quarter and First Half of 2007

14    Reserves for insurance and investment contracts

	As of June 30, 2007 €mn	As of December 31, 2006 €mn
Aggregate policy reserves	259,892	256,333
Reserves for premium refunds	29,623	30,689
Other insurance reserves	761	675
Total	290,276	287,697

15    Other liabilities

	As of June 30, 2007 €mn	As of December 31, 2006 €mn
Payables
Policyholders	4,743	5,322
Reinsurance	2,283	1,868
Agents	1,550	1,494
Subtotal	8,576	8,684
Payables for social security	356	219
Tax payables
Income tax	2,011	2,076
Other	1,064	968
Subtotal	3,075	3,044
Accrued interest and rent	883	793
Unearned income
Interest and rent	3,476	2,645
Other	173	279
Subtotal	3,649	2,924
Provisions
Pensions and similar obligations	4,156	4,120
Employee related	2,654	3,120
Share-based compensation	1,866	1,898
Restructuring plans	684	887
Loan commitments	243	261
Other provisions	1,849	1,943
Subtotal	11,452	12,229
Deposits retained for reinsurance ceded	4,450	5,716
Derivative financial instruments used for hedging purposes that meet the criteria for hedge accounting and firm commitments	1,168	907
Financial liabilities for puttable equity instruments	4,226	3,750
Disposal groups held for sale	314	—
Other liabilities	10,947	11,498
Total	49,096	49,764

16    Certificated liabilities

	As of June 30, 2007 €mn	As of December 31, 2006 €mn
Allianz SE1)
Senior bonds	6,496	6,195
Exchangeable bonds	450	1,262
Money market securities	1,613	870
Subtotal	8,559	8,327
Banking subsidiaries
Senior bonds	20,665	23,337
Money market securities	26,491	22,655
Subtotal	47,156	45,992
All other subsidiaries
Certificated liabilities	3	4
Money market securities	430	599
Subtotal	433	603
Total	56,148	54,922

1)

Includes senior bonds and exchangeable bonds issued by Allianz Finance B.V. and Allianz Finance II B.V. guaranteed by Allianz SE and money market securities issued by Allianz Finance Corporation, a wholly-owned subsidiary of Allianz SE, which are fully and unconditionally guaranteed by Allianz SE.

17    Participation certificates and subordinated liabilities

	As of June 30, 2007 €mn	As of December 31, 2006 €mn
Allianz SE1)
Subordinated bonds	6,878	6,883
Participation certificates	85	85
Subtotal	6,963	6,968
Banking subsidiaries
Subordinated liabilities	3,002	3,669
Hybrid equity	2,489	2,513
Participation certificates	1,679	2,262
Subtotal	7,170	8,444
All other subsidiaries
Subordinated liabilities	908	905
Hybrid equity	45	45
Subtotal	953	950
Total	15,086	16,362

1)	Includes subordinated bonds issued by Allianz Finance B.V. and Allianz Finance II B.V. and guaranteed by Allianz SE.

Notes to the Consolidated Financial Statements

In 2006 Allianz issued a €800 mn 5.375% Perpetual Subordinated Bond. The bond requires Allianz, in specified circumstances (which relate to adverse changes in the financial condition of Allianz), either to defer interest otherwise payable or to settle such interest with funds raised through the issue of Allianz shares or certain other types of securities. Any interest that is so deferred can only be settled upon the occurrence of certain events and only with funds raised through the issue of such shares or other securities.

It is the intention of Allianz that in the unlikely event of a mandatory deferral of interest in respect of the above instrument (other than in circumstances where interest or distributions on all of its subordinated securities are deferred) to use its best endeavours to arrange for the issue or sale of Allianz shares or such other securities so as to raise cash to enable it to settle interest no later than 30 days after its original due date for payment.

Investors should note that Allianz is not obligated, under any circumstances, to issue new shares or sell treasury shares and that Allianz may be prevented by compulsory provisions of German stock corporation law or otherwise from issuing new shares or selling treasury shares.

18    Equity

	As of June 30, 2007 €mn	As of December 31, 2006 €mn
Shareholders’ equity
Issued capital	1,149	1,106
Capital reserve	27,014	24,292
Revenue reserves	11,621	14,070
Treasury shares	(241)	(441)
Foreign currency translation adjustments	(2,534)	(2,210)
Unrealized gains and losses (net)1)	11,450	13,664
Subtotal	48,459	50,481
Minority interests	3,288	6,409
Total	51,747	56,890

1)	As of June 30, 2007 includes € 130 mn related to cash flow hedges (2006: €140 mn).

Dividends

In the second quarter of 2007 a dividend of €3.80 (2006: €2.00) per qualifying share was paid to the shareholders.

Allianz Group Interim Report Second Quarter and First Half of 2007

Supplementary Information to the Consolidated Income Statements

19    Premiums earned (net)

	Property- Casualty	Life/Health	Consolidation	Total
Three months ended June 30,	€mn	€mn	€mn	€mn
2007
Premiums written
Direct	9,347	4,794	—	14,141
Assumed	635	62	(5)	692
Subtotal	9,982	4,856	(5)	14,833
Ceded	(1,245)	(175)	5	(1,415)
Net	8,737	4,681	—	13,418
Change in unearned premiums
Direct	936	—	—	936
Assumed	(55)	3	1	(51)
Subtotal	881	3	1	885
Ceded	38	(1)	(1)	36
Net	919	2	—	921
Premiums earned
Direct	10,283	4,794	—	15,077
Assumed	580	65	(4)	641
Subtotal	10,863	4,859	(4)	15,718
Ceded	(1,207)	(176)	4	(1,379)
Net	9,656	4,683	—	14,339
2006
Premiums written
Direct	9,036	4,932	—	13,968
Assumed	646	121	1	768
Subtotal	9,682	5,053	1	14,736
Ceded	(1,230)	(208)	(1)	(1,439)
Net	8,452	4,845	—	13,297
Change in unearned premiums
Direct	1,000	(66)	—	934
Assumed	67	(13)	—	54
Subtotal	1,067	(79)	—	988
Ceded	(161)	2	—	(159)
Net	906	(77)	—	829
Premiums earned
Direct	10,036	4,866	—	14,902
Assumed	713	108	1	822
Subtotal	10,749	4,974	1	15,724
Ceded	(1,391)	(206)	(1)	(1,598)
Net	9,358	4,768	—	14,126

Notes to the Consolidated Financial Statements

19    Premiums earned (net) (continued)

	Property- Casualty	Life/Health	Consolidation	Total
Six months ended June 30,	€mn	€mn	€mn	€mn
2007
Premiums written
Direct	22,811	10,105	—	32,916
Assumed	1,282	146	(8)	1,420
Subtotal	24,093	10,251	(8)	34,336
Ceded	(2,831)	(353)	8	(3,176)
Net	21,262	9,898	—	31,160
Change in unearned premiums
Direct	(2,562)	(38)	—	(2,600)
Assumed	(94)	7	1	(86)
Subtotal	(2,656)	(31)	1	(2,686)
Ceded	408	1	(1)	408
Net	(2,248)	(30)	—	(2,278)
Premiums earned
Direct	20,249	10,067	—	30,316
Assumed	1,188	153	(7)	1,334
Subtotal	21,437	10,220	(7)	31,650
Ceded	(2,423)	(352)	7	(2,768)
Net	19,014	9,868	—	28,882
2006
Premiums written
Direct	22,507	10,204	—	32,711
Assumed	1,324	193	(4)	1,513
Subtotal	23,831	10,397	(4)	34,224
Ceded	(2,942)	(398)	4	(3,336)
Net	20,889	9,999	—	30,888
Change in unearned premiums
Direct	(2,532)	(143)	—	(2,675)
Assumed	4	(11)	—	(7)
Subtotal	(2,528)	(154)	—	(2,682)
Ceded	338	2	—	340
Net	(2,190)	(152)	—	(2,342)
Premiums earned
Direct	19,975	10,061	—	30,036
Assumed	1,328	182	(4)	1,506
Subtotal	21,303	10,243	(4)	31,542
Ceded	(2,604)	(396)	4	(2,996)
Net	18,699	9,847	—	28,546

20    Interest and similar income

	Three months ended June 30,		Six months ended June 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Interest from held-to-maturity investments	55	57	111	117
Dividends from available-for-sale investments	1,347	1,258	1,654	1,531
Interest from available-for-sale investments	2,402	2,336	4,770	4,553
Share of earnings from investments in associates and joint ventures	72	48	331	122
Rent from real estate held for investment	220	244	429	463
Interest from loans to banks and customers	3,155	2,570	6,153	5,377
Other	65	46	134	79
Total	7,316	6,559	13,582	12,242

Allianz Group Interim Report Second Quarter and First Half of 2007

21    Income from financial assets and liabilities carried at fair value through income (net)

	Property- Casualty	Life/Health	Banking	Asset Management	Corporate	Consolidation	Group
Three months ended June 30,	€mn	€mn	€mn	€mn	€mn	€mn	€mn
2007
Income from financial assets and liabilities held for trading	(42)	(775)	338	4	(46)	9	(511)
Income from financial assets designated at fair value through income	42	181	42	47	2	(8)	305
Expense from financial liabilities designated at fair value through income	—	1	(26)	—	—	1	(24)
Income (expense) from financial liabilities for puttable equity instruments (net)	(2)	(76)	—	(35)	—	—	(113)
Total	(2)	(669)	354	16	(44)	2	(343)
2006
Income from financial assets and liabilities held for trading	(1)	(110)	308	—	(56)	5	146
Income from financial assets designated at fair value through income	6	(198)	25	(188)	—	—	(355)
Expense from financial liabilities designated at fair value through income	—	(1)	(7)	—	—	1	(7)
Income (expense) from financial liabilities for puttable equity instruments (net)	—	93	—	186	—	—	279
Total	5	(216)	326	(2)	(56)	6	63

	Property- Casualty	Life/Health	Banking	Asset Management	Corporate	Consolidation	Group
Six months ended June 30,	€mn	€mn	€mn	€mn	€mn	€mn	€mn
2007
Income from financial assets and liabilities held for trading	(86)	(1,189)	689	3	36	13	(533)
Income from financial assets designated at fair value through income	72	320	74	69	5	(8)	531
Expense from financial liabilities designated at fair value through income	2	9	(68)	—	—	1	(56)
Income (expense) from financial liabilities for puttable equity instruments (net)	(2)	(119)	—	(49)	—	—	(170)
Total	(14)	(979)	695	23	41	6	(228)
2006
Income from financial assets and liabilities held for trading	3	(128)	795	3	(152)	26	547
Income from financial assets designated at fair value through income	50	(44)	46	(152)	—	—	(100)
Expense from financial liabilities designated at fair value through income	(1)	(1)	(25)	—	—	1	(26)
Income (expense) from financial liabilities for puttable equity instruments (net)	(7)	(12)	—	161	—	—	142
Total	45	(185)	816	12	(152)	27	563

Notes to the Consolidated Financial Statements

Income from financial assets and liabilities held for trading (net)

Life/Health Segment

Income from financial assets and liabilities held for trading for the six month ended June 30, 2007 includes expenses of €1,208 mn (2006: €128 mn) from derivative financial instruments in the Life/Health segment.

Expenses of €771 mn (2006: €39 mn) result from the purchase of forward contracts for interest bonds and forward sales of shares. Also included are expenses from derivative financial instruments related to equity indexed annuity contracts and guaranteed benefits under unit-linked contracts of €142 mn (2006: €100 mn) and expenses from other derivative financial instruments of €295 mn (2006: income: €11 mn).

Banking Segment

Income from financial assets and liabilities held for trading of the Banking segment comprises:

	Three months ended June 30,		Six months ended June 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Trading in interest products	169	261	408	533
Trading in equity products	137	31	260	155
Foreign exchange/precious metals trading	40	53	92	109
Other trading activities	(8)	(37)	(71)	(2)
Total	338	308	689	795

Corporate Segment

Income from financial assets and liabilities held for trading for the six months ended June 30, 2007, includes income of €86 mn (2006: expense: €152 mn) from derivative financial instruments used by the Corporate segment for which hedge accounting is not applied. This includes expenses from derivative financial instruments embedded in exchangeable bonds of €216 mn (2006: €215 mn), income from derivative financial instruments which economically hedge the exchangeable bonds, however which do not qualify for hedge accounting, of €164 mn (2006: €195 mn), and income from other derivative financial instruments of €138 mn (2006: expense: €132 mn).

22    Realized gains/losses (net)

	Three months ended June 30,		Six months ended June 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Realized gains
Available-for-sale investments
Equity securities	1,427	2,285	4,585	3,803
Debt securities	103	147	242	371
Subtotal	1,530	2,432	4,827	4,174
Investments in associates and joint ventures1)	38	126	45	267
Loans to banks and customers	16	3	25	30
Real estate held for investment	108	309	217	483
Subtotal	1,692	2,870	5,114	4,954
Realized losses
Available-for-sale investments
Equity securities	(90)	(132)	(144)	(204)
Debt securities	(450)	(376)	(586)	(466)
Subtotal	(540)	(508)	(730)	(670)
Investments in associates and joint ventures2)	(3)	(5)	(6)	(8)
Loans to banks and customers	(28)	(11)	(41)	(17)
Real estate held for investment	(33)	(9)	(40)	(27)
Subtotal	(604)	(533)	(817)	(722)
Total	1,088	2,337	4,297	4,232

1)	During the three and six months ended June 30, 2007, includes realized gains from the disposal of subsidiaries of €6 mn (2006: €5 mn) and € 7 mn (2006: € 50 mn) respectively.
2)	During the three and six months ended June 30, 2007, includes realized losses from the disposal of subsidiaries of €1 mn (2006: €1 mn) and € 1 mn (2006: € 1 mn) respectively.

Allianz Group Interim Report Second Quarter and First Half of 2007

23    Fee and commission income

Three months ended June 30,	2007			2006
	Segment €mn	Consolidation €mn	Group €mn	Segment €mn	Consolidation €mn	Group €mn
Property-Casualty
Fees from credit and assistance business	183	(1)	182	165	—	165
Service agreements	97	(6)	91	96	(12)	84
Investment advisory	—	—	—	4	—	4
Subtotal	280	(7)	273	265	(12)	253
Life/Health
Service agreements	37	4	41	52	(27)	25
Investment advisory	122	1	123	97	—	97
Other	5	(5)	—	13	(3)	10
Subtotal	164	—	164	162	(30)	132
Banking
Securities business	362	(45)	317	347	(49)	298
Investment advisory	154	(38)	116	156	(40)	116
Payment transactions	91	(1)	90	92	(1)	91
Mergers and acquisitions advisory	72	—	72	59	—	59
Underwriting business	19	—	19	40	—	40
Other	225	(22)	203	174	(12)	162
Subtotal	923	(106)	817	868	(102)	766
Asset Management
Management fees	876	(30)	846	836	(32)	804
Loading and exit fees	80	—	80	88	—	88
Performance fees	21	—	21	9	—	9
Other	103	(2)	101	97	—	97
Subtotal	1,080	(32)	1,048	1,030	(32)	998
Corporate
Service agreements	44	(24)	20	38	(25)	13
Subtotal	44	(24)	20	38	(25)	13
Total	2,491	(169)	2,322	2,363	(201)	2,162

Six months ended June 30,	2007			2006
	Segment €mn	Consolidation €mn	Group €mn	Segment €mn	Consolidation €mn	Group €mn
Property-Casualty
Fees from credit and assistance business	356	(1)	355	333	—	333
Service agreements	196	(11)	185	177	(22)	155
Investment advisory	—	—	—	7	—	7
Subtotal	552	(12)	540	517	(22)	495
Life/Health
Service agreements	91	(7)	84	89	(48)	41
Investment advisory	236	(7)	229	184	—	184
Other	8	(8)	—	18	(6)	12
Subtotal	335	(22)	313	291	(54)	237
Banking
Securities business	827	(94)	733	812	(96)	716
Investment advisory	308	(76)	232	308	(80)	228
Payment transactions	182	(1)	181	183	(1)	182
Mergers and acquisitions advisory	113	—	113	124	—	124
Underwriting business	42	—	42	75	—	75
Other	429	(31)	398	358	(38)	320
Subtotal	1,901	(202)	1,699	1,860	(215)	1,645
Asset Management
Management fees	1,742	(60)	1,682	1,677	(53)	1,624
Loading and exit fees	162	—	162	181	—	181
Performance fees	37	—	37	25	—	25
Other	212	(4)	208	178	(3)	175
Subtotal	2,153	(64)	2,089	2,061	(56)	2,005
Corporate
Service agreements	89	(52)	37	79	(47)	32
Subtotal	89	(52)	37	79	(47)	32
Total	5,030	(352)	4,678	4,808	(394)	4,414

Notes to the Consolidated Financial Statements

24    Other income

	Three months ended June 30,		Six months ended June 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Income from real estate held for use
Realized gains from disposals of real estate held for use	3	16	94	51
Other income from real estate held for use	—	(2)	—	2
Subtotal	3	14	94	53
Income from non-current assets and disposal groups held for sale	1	1	3	1
Other income	2	2	2	2
Total	6	17	99	56

25    Income from fully consolidated private equity investments

	2007				2006
	MAN Roland Druckma- schinen AG	Four Seasons Health Care Ltd.	Other	Total	MAN Roland Druckma- schinen AG	Four Seasons Health Care Ltd.	Total
	€mn	€mn	€mn	€mn	€mn	€mn	€mn
Three months ended June 30,
Sales and service revenues	456	—	1	457	—	169	169
Other operating revenues	11	—	—	11	—	—	—
Interest income	2	—	—	2	—	—	—
Total	469	—	1	470	—	169	169
Six months ended June 30,
Sales and service revenues	909	—	4	913	—	328	328
Other operating revenues	23	—	—	23	—	—	—
Interest income	5	—	—	5	—	—	—
Total	937	—	4	941	—	328	328

Allianz Group Interim Report Second Quarter and First Half of 2007

26    Claims and insurance benefits incurred (net)

Three months ended June 30,	2007				2006
	Property- Casualty	Life/Health	Consolidation	Total	Property- Casualty	Life/Health	Consolidation	Total
	€mn	€mn	€mn	€mn	€mn	€mn	€mn	€mn
Gross
Claims and insurance benefits paid	(6,766)	(4,294)	7	(11,053)	(6,270)	(4,220)	9	(10,481)
Change in loss and loss adjustment expenses	(327)	(42)	1	(368)	(284)	(73)	(1)	(358)
Subtotal	(7,093)	(4,336)	8	(11,421)	(6,554)	(4,293)	8	(10,839)
Ceded
Claims and insurance benefits paid	689	180	(7)	862	512	180	(9)	683
Change in loss and loss adjustment expenses	138	(2)	(1)	135	(48)	10	1	(37)
Subtotal	827	178	(8)	997	464	190	(8)	646
Net
Claims and insurance benefits paid	(6,077)	(4,114)	—	(10,191)	(5,758)	(4,040)	—	(9,798)
Change in loss and loss adjustment expenses	(189)	(44)	—	(233)	(332)	(63)	—	(395)
Total	(6,266)	(4,158)	—	(10,424)	(6,090)	(4,103)	—	(10,193)

Six months ended June 30,	2007				2006
	Property- Casualty	Life/Health	Consolidation	Total	Property- Casualty	Life/Health	Consolidation	Total
	€mn	€mn	€mn	€mn	€mn	€mn	€mn	€mn
Gross
Claims and insurance benefits paid	(14,470)	(9,182)	13	(23,639)	(13,530)	(9,176)	13	(22,693)
Change in loss and loss adjustment expenses	203	(32)	—	171	8	13	(2)	19
Subtotal	(14,267)	(9,214)	13	(23,468)	(13,522)	(9,163)	11	(22,674)
Ceded
Claims and insurance benefits paid	1,601	382	(13)	1,970	1,508	356	(13)	1,851
Change in loss and loss adjustment expenses	17	(28)	—	(11)	(258)	11	2	(245)
Subtotal	1,618	354	(13)	1,959	1,250	367	(11)	1,606
Net
Claims and insurance benefits paid	(12,869)	(8,800)	—	(21,669)	(12,022)	(8,820)	—	(20,842)
Change in loss and loss adjustment expenses	220	(60)	—	160	(250)	24	—	(226)
Total	(12,649)	(8,860)	—	(21,509)	(12,272)	(8,796)	—	(21,068)

Notes to the Consolidated Financial Statements

27    Changes in reserves for insurance and investment contracts (net)

Three months ended June 30,	2007				2006
	Property- Casualty	Life/Health	Consolidation	Total	Property- Casualty	Life/Health	Consolidation	Total
	€mn	€mn	€mn	€mn	€mn	€mn	€mn	€mn
Gross
Aggregate policy reserves	(93)	(1,337)	—	(1,430)	(109)	(948)	—	(1,057)
Other insurance reserves	(2)	(29)	—	(31)	7	(23)	—	(16)
Expenses for premium refunds	(15)	(906)	(24)	(945)	(38)	(1,950)	(287)	(2,275)
Subtotal	(110)	(2,272)	(24)	(2,406)	(140)	(2,921)	(287)	(3,348)
Ceded
Aggregate policy reserves	9	57	—	66	11	(33)	—	(22)
Other insurance reserves	1	(1)	—	—	4	—	—	4
Expenses for premium refunds	3	5	—	8	4	4	—	8
Subtotal	13	61	—	74	19	(29)	—	(10)
Net
Aggregate policy reserves	(84)	(1,280)	—	(1,364)	(98)	(981)	—	(1,079)
Other insurance reserves	(1)	(30)	—	(31)	11	(23)	—	(12)
Expenses for premium refunds	(12)	(901)	(24)	(937)	(34)	(1,946)	(287)	(2,267)
Total	(97)	(2,211)	(24)	(2,332)	(121)	(2,950)	(287)	(3,358)

Six months ended June 30,	2007				2006
	Property- Casualty	Life/Health	Consolidation	Total	Property- Casualty	Life/Health	Consolidation	Total
	€mn	€mn	€mn	€mn	€mn	€mn	€ mn	€mn
Gross
Aggregate policy reserves	(155)	(1,841)	—	(1,996)	(168)	(1,531)	—	(1,699)
Other insurance reserves	(2)	(123)	—	(125)	15	(40)	—	(25)
Expenses for premium refunds	(36)	(2,952)	(55)	(3,043)	(66)	(4,051)	(279)	(4,396)
Subtotal	(193)	(4,916)	(55)	(5,164)	(219)	(5,622)	(279)	(6,120)
Ceded
Aggregate policy reserves	8	76	—	84	17	10	—	27
Other insurance reserves	2	(5)	—	(3)	3	5	—	8
Expenses for premium refunds	5	10	—	15	6	9	—	15
Subtotal	15	81	—	96	26	24	—	50
Net
Aggregate policy reserves	(147)	(1,765)	—	(1,912)	(151)	(1,521)	—	(1,672)
Other insurance reserves	—	(128)	—	(128)	18	(35)	—	(17)
Expenses for premium refunds	(31)	(2,942)	(55)	(3,028)	(60)	(4,042)	(279)	(4,381)
Total	(178)	(4,835)	(55)	(5,068)	(193)	(5,598)	(279)	(6,070)

Allianz Group Interim Report Second Quarter and First Half of 2007

28    Interest expense

	Three months ended June 30,		Six months ended June 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Liabilities to banks and customers	(929)	(478)	(1,762)	(1,224)
Deposits retained on reinsurance ceded	(34)	(32)	(54)	(65)
Certificated liabilities	(417)	(354)	(797)	(767)
Participating certificates and subordinated liabilities	(181)	(184)	(359)	(361)
Other	(280)	(236)	(467)	(432)
Total	(1,841)	(1,284)	(3,439)	(2,849)

29    Loan loss provisions

	Three months ended June 30,		Six months ended June 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Additions to allowances including direct impairments	(153)	(115)	(259)	(235)
Amounts released	38	54	89	154
Recoveries on loans previously impaired	41	53	98	105
Total	(74)	(8)	(72)	24

30    Impairments of investments (net)

	Three months ended June 30,		Six months ended June 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Impairments
Available-for-sale investments
Equity securities	(95)	(265)	(176)	(312)
Debt securities	(1)	(24)	(1)	(26)
Subtotal	(96)	(289)	(177)	(338)
Investments in associates and joint ventures	—	—	—	(6)
Real estate held for investment	(7)	(96)	(9)	(97)
Subtotal	(103)	(385)	(186)	(441)
Reversals of impairments
Available-for-sale investments
Debt securities	—	—	13	1
Subtotal	—	—	13	1
Held-to-maturity investments	—	1	—	1
Real estate held for investment	1	77	4	77
Subtotal	1	78	17	79
Total	(102)	(307)	(169)	(362)

Notes to the Consolidated Financial Statements

31    Investment expenses

	Three months ended June 30,		Six months ended June 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Investment management expenses	(119)	(132)	(222)	(215)
Depreciation from real estate held for investment	(50)	(54)	(104)	(112)
Other expenses from real estate held for investment	(58)	(54)	(130)	(107)
Foreign currency gains and losses (net)
Foreign currency gains	155	209	282	351
Foreign currency losses	(130)	(268)	(289)	(399)
Subtotal	25	(59)	(7)	(48)
Total	(202)	(299)	(463)	(482)

32    Acquisition and administrative expenses (net)

Three months ended June 30,	2007			2006
	Segment	Consolidation	Group	Segment	Consolidation	Group
	€mn	€mn	€mn	€mn	€mn	€mn
Property-Casualty
Acquisition costs
Incurred	(1,768)	—	(1,768)	(1,564)	—	(1,564)
Commissions and profit received on reinsurance business ceded	196	(1)	195	211	—	211
Deferrals of acquisition costs	890	—	890	786	—	786
Amortization of deferred acquisition costs	(950)	—	(950)	(825)	—	(825)
Subtotal	(1,632)	(1)	(1,633)	(1,392)	—	(1,392)
Administrative expenses	(1,073)	28	(1,045)	(1,119)	(25)	(1,144)
Subtotal	(2,705)	27	(2,678)	(2,511)	(25)	(2,536)
Life/Health
Acquisition costs
Incurred	(923)	—	(923)	(1,004)	—	(1,004)
Commissions and profit received on reinsurance business ceded	40	—	40	28	—	28
Deferrals of acquisition costs	634	—	634	643	—	643
Amortization of deferred acquisition costs	(455)	—	(455)	(391)	—	(391)
Subtotal	(704)	—	(704)	(724)	—	(724)
Administrative expenses	(411)	(25)	(436)	(381)	(3)	(384)
Subtotal	(1,115)	(25)	(1,140)	(1,105)	(3)	(1,108)
Banking
Personnel expenses	(820)	—	(820)	(912)	—	(912)
Non-personnel expenses	(514)	23	(491)	(524)	20	(504)
Subtotal	(1,334)	23	(1,311)	(1,436)	20	(1,416)
Asset Management
Personnel expenses	(383)	—	(383)	(400)	—	(400)
Non-personnel expenses	(172)	7	(165)	(161)	1	(160)
Subtotal	(555)	7	(548)	(561)	1	(560)
Corporate
Administrative expenses	(251)	(22)	(273)	(142)	44	(98)
Subtotal	(251)	(22)	(273)	(142)	44	(98)
Total	(5,960)	10	(5,950)	(5,755)	37	(5,718)

Allianz Group Interim Report Second Quarter and First Half of 2007

32    Acquisition and administrative expenses (net) (continued)

Six months ended June 30,	2007			2006
	Segment	Consolidation	Group	Segment	Consolidation	Group
	€mn	€mn	€mn	€mn	€mn	€mn
Property-Casualty
Acquisition costs
Incurred	(3,838)	—	(3,838)	(3,465)	—	(3,465)
Commissions and profit received on reinsurance business ceded	366	(1)	365	379	—	379
Deferrals of acquisition costs	2,477	—	2,477	1,964	—	1,964
Amortization of deferred acquisition costs	(2,217)	—	(2,217)	(1,777)	—	(1,777)
Subtotal	(3,212)	(1)	(3,213)	(2,899)	—	(2,899)
Administrative expenses	(2,168)	44	(2,124)	(2,275)	26	(2,249)
Subtotal	(5,380)	43	(5,337)	(5,174)	26	(5,148)
Life/Health
Acquisition costs
Incurred	(1,830)	1	(1,829)	(1,984)	—	(1,984)
Commissions and profit received on reinsurance business ceded	88	—	88	54	—	54
Deferrals of acquisition costs	1,261	—	1,261	1,473	—	1,473
Amortization of deferred acquisition costs	(637)	—	(637)	(920)	—	(920)
Subtotal	(1,118)	1	(1,117)	(1,377)	—	(1,377)
Administrative expenses	(871)	(35)	(906)	(753)	9	(744)
Subtotal	(1,989)	(34)	(2,023)	(2,130)	9	(2,121)
Banking
Personnel expenses	(1,727)	—	(1,727)	(1,822)	—	(1,822)
Non-personnel expenses	(1,017)	32	(985)	(1,042)	30	(1,012)
Subtotal	(2,744)	32	(2,712)	(2,864)	30	(2,834)
Asset Management
Personnel expenses	(808)	—	(808)	(827)	—	(827)
Non-personnel expenses	(337)	13	(324)	(319)	1	(318)
Subtotal	(1,145)	13	(1,132)	(1,146)	1	(1,145)
Corporate
Administrative expenses	(368)	(16)	(384)	(281)	2	(279)
Subtotal	(368)	(16)	(384)	(281)	2	(279)
Total	(11,626)	38	(11,588)	(11,595)	68	(11,527)

Notes to the Consolidated Financial Statements

33    Fee and commission expenses

Three months ended June 30,	2007			2006
	Segment €mn	Consolidation €mn	Group €mn	Segment €mn	Consolidation €mn	Group €mn
Property-Casualty
Fees from credit and assistance business	(116)	1	(115)	(120)	—	(120)
Service agreements	(74)	4	(70)	(84)	7	(77)
Investment advisory	—	—	—	(1)	2	1
Subtotal	(190)	5	(185)	(205)	9	(196)
Life/Health
Service agreements	(7)	—	(7)	(42)	15	(27)
Investment advisory	(36)	(2)	(34)	(28)	—	(28)
Subtotal	(43)	2	(41)	(70)	15	(55)
Banking
Securities business	(45)	—	(45)	(33)	—	(33)
Investment advisory	(50)	2	(48)	(46)	2	(44)
Payment transactions	(6)	—	(6)	(6)	—	(6)
Mergers and acquisitions advisory	(9)	—	(9)	(8)	—	(8)
Underwriting business	(1)	—	(1)	(1)	—	(1)
Other	(46)	7	(39)	(46)	17	(29)
Subtotal	(157)	9	(148)	(140)	19	(121)
Asset Management
Commissions	(241)	110	(131)	(209)	100	(109)
Other	(74)	1	(73)	(109)	—	(109)
Subtotal	(315)	111	(204)	(318)	100	(218)
Corporate
Service agreements	(26)	3	(23)	(19)	2	(17)
Subtotal	(26)	3	(23)	(19)	2	(17)
Total	(731)	130	(601)	(752)	145	(607)

Six months ended June 30,	2007			2006
	Segment €mn	Consolidation €mn	Group €mn	Segment €mn	Consolidation €mn	Group €mn
Property-Casualty
Fees from credit and assistance business	(234)	1	(233)	(244)	—	(244)
Service agreements	(153)	8	(145)	(128)	11	(117)
Investment advisory	—	—	—	(3)	2	(1)
Subtotal	(387)	9	(378)	(375)	13	(362)
Life/Health
Service agreements	(28)	8	(20)	(67)	21	(46)
Investment advisory	(77)	3	(74)	(53)	—	(53)
Subtotal	(105)	11	(94)	(120)	21	(99)
Banking
Securities business	(85)	—	(85)	(66)	—	(66)
Investment advisory	(96)	4	(92)	(96)	4	(92)
Payment transactions	(11)	—	(11)	(11)	—	(11)
Mergers and acquisitions advisory	(12)	—	(12)	(17)	—	(17)
Underwriting business	(1)	—	(1)	(2)	—	(2)
Other	(98)	10	(88)	(108)	34	(74)
Subtotal	(303)	14	(289)	(300)	38	(262)
Asset Management
Commissions	(476)	222	(254)	(451)	207	(244)
Other	(166)	2	(164)	(181)	1	(180)
Subtotal	(642)	224	(418)	(632)	208	(424)
Corporate
Service agreements	(61)	5	(56)	(42)	4	(38)
Subtotal	(61)	5	(56)	(42)	4	(38)
Total	(1,498)	263	(1,235)	(1,469)	284	(1,185)

Allianz Group Interim Report Second Quarter and First Half of 2007

34    Other expenses

	Three months ended June 30,		Six months ended June 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Expenses from real estate held for use
Realized losses from disposals of real estate held for use	—	(2)	—	(2)
Impairments of real estate held for use	(1)	—	(1)	(1)
Subtotal	(1)	(2)	(1)	(3)
Other	1	14	14	14
Total	—	12	13	11

35    Expenses from fully consolidated private equity investments

	2007				2006
	MAN Roland Druckma- schinen AG	Four Seasons Health Care Ltd	Other	Total	MAN Roland Druckma- schinen AG	Four Seasons Health Care Ltd	Total
	€mn	€mn	€mn	€mn	€mn	€mn	€mn
Three months ended June 30,
Cost of goods sold	(358)	—	—	(358)	—	—	—
Commissions	(40)	—	—	(40)	—	—	—
General and administrative expenses	(50)	—	(1)	(51)	—	(136)	(136)
Interest expense	(7)	—	—	(7)	—	(16)	(16)
Total	(455)	—	(1)	(456)	—	(152)	(152)
Six months ended June 30,
Cost of goods sold	(710)	—	—	(710)	—	—	—
Commissions	(79)	—	—	(79)	—	—	—
General and administrative expenses	(112)	—	(1)	(113)	—	(264)	(264)
Interest expense	(14)	—	—	(14)	—	(50)	(50)
Total	(915)	—	(1)	(916)	—	(314)	(314)

36    Income taxes

	Three months ended June 30,		Six months ended June 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Current income tax expense	(654)	(451)	(1,340)	(1,109)
Deferred income tax expense	(204)	94	(485)	(147)
Total	(858)	(357)	(1,825)	(1,256)

Notes to the Consolidated Financial Statements

37    Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the effect of dilutive securities. Dilutive securities include participation certificates issued by Allianz SE which can potentially be converted to Allianz shares, warrants issued by Allianz SE, share-based compensation plans, and derivatives on own shares.

	Three months ended June 30,		Six months ended June 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Numerator for basic earnings per share (net income)	2,140	2,279	5,380	4,058
Effect of dilutive securities	—	(7)	1	(3)
Numerator for diluted earnings per share (net income after assumed conversion)	2,140	2,272	5,381	4,055
Denominator for basic earnings per share (weighted-average shares)	441,507,123	405,326,745	436,618,651	405,096,498
Dilutive securities:
Participation certificates	1,469,443	1,469,443	1,469,443	1,469,443
Warrants	1,051,153	596,450	1,008,321	637,669
Share-based compensation plans	42,837	794,767	93,698	799,490
Derivatives on own shares	6,790,408	4,321,217	6,291,475	4,617,832
Subtotal	9,353,841	7,181,877	8,862,937	7,524,434
Denominator for diluted earnings per share (weighted-average shares after assumed conversion)	450,860,964	412,508,622	445,481,588	412,620,932
Basic earnings per share	€4.85	€5.62	€12.32	€10.02
Diluted earnings per share	€4.75	€5.51	€12.08	€9.83

For the six months ended June 30, 2007, the weighted average number of shares excludes 1,251,988 (2006: 943,502) treasury shares.

Allianz Group Interim Report Second Quarter and First Half of 2007

Other Information

38    Supplemental information on the Banking segment

Net interest income from the Banking segment

	2007			2006
	Segment €mn	Consolidation €mn	Group €mn	Segment €mn	Consolidation €mn	Group €mn
Three months ended June 30,
Interest and similar income	2,214	(32)	2,182	1,630	14	1,644
Interest expense	(1,484)	53	(1,431)	(978)	13	(965)
Net interest income	730	21	751	652	27	679
Six months ended June 30,
Interest and similar income	4,423	(43)	4,380	3,510	(9)	3,501
Interest expense	(2,765)	84	(2,681)	(2,257)	32	(2,225)
Net interest income	1,658	41	1,699	1,253	23	1,276

Net fee and commission income from the Banking segment

	2007			2006
	Segment €mn	Consolidation €mn	Group €mn	Segment €mn	Consolidation €mn	Group €mn
Three months ended June 30,
Fee and commission income	923	(106)	817	868	(102)	766
Fee and commission expense	(157)	9	(148)	(140)	19	(121)
Net fee and commission income	766	(97)	669	728	(83)	645
Six months ended June 30,
Fee and commission income	1,901	(202)	1,699	1,860	(215)	1,645
Fee and commission expense	(303)	14	(289)	(300)	38	(262)
Net fee and commission income	1,598	(188)	1,410	1,560	(177)	1,383

The net fee and commission income of the Allianz Group’s Banking segment includes the following:

	Three months ended June 30,		Six months ended June 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Securities business	317	314	742	746
Investment advisory	104	110	212	212
Payment transactions	85	86	171	172
Mergers and acquisitions advisory	63	51	101	107
Underwriting business	18	39	41	73
Other	179	128	331	250
Total	766	728	1,598	1,560

Notes to the Consolidated Financial Statements

39    Supplemental information on the consolidated statements of cash flows

	Six months ended June 30,
	2007 €mn	2006 €mn
Income taxes (paid)/received	(1,147)	(265)
Dividends received	1,460	1,507
Interest received	11,043	10,151
Interest paid	(3,359)	(2,662)
Significant non-cash transactions:
Settlement of exchangeable bonds issued by Allianz Finance II B.V. for shares:
Available-for-sale investments	(812)	(842)
Certificated liabilities	(812)	(842)
Novation of quota share reinsurance agreement:
Reinsurance assets	(1,216)	(1,115)
Deferred acquisition costs	71	71
Payables from reinsurance contracts	(1,145)	(1,044)
Effects from buyout of AGF minorities:
Revenue reserves	(1,843)	—
Unrealized gains and losses (net)	146	—
Minority interests	(1,068)	—
Paid-in capital	2,765	—

On February 21, 2007, the Allianz Group increased its investment in Russians People’s Insurance Society “ROSNO”, Moscow from 47.4% to 97.2% at a purchase price of €571 mn. The impact of the acquisition, net of cash acquired, on the consolidated statement of cash flows for the six months ended June 30, 2007 was:

As of June 30,	2007 €mn
Intangible assets	(525)
Other assets	(798)
Other liabilities	713
Deferred tax liabilities	15
Minority interests	10
Less: previous investment in ROSNO	78
Acquisition of subsidiary, net of cash acquired	(507)

40    Other information

Number of employees

The Allianz Group had a total of 173,215 (2006: 166,505) employees as of June 30, 2007. 73,894 (2006: 76,790) of these were employed in Germany and 99,321 (2006: 89,715) in other countries. The number of employees undergoing training decreased by 122 to 3,833.

41    Subsequent events

Allianz Capital Partners GmbH (“ACP”) acquires 40% of ferry operator Scandlines AG

On June 19, 2007 a consortium of Allianz Capital Partners GmbH (“ACP”), Munich, 3i Group, Frankfurt and Copenhagen, and Deutsche Seereederei GmbH (“DSR”), Rostock, signed a contract to purchase the shares of ferry operator Scandlines AG with the previous owners, Deutsche Bahn AG and the Danish Ministry of Transport and Energy.

The agreement is subject to approval by the supervisory board of Deutsche Bahn AG, the Finance Committee in the Danish parliament and anti-trust authorities.

ACP and 3i Group will each hold 40% of the shares of

the consortium, while DSR will hold 20% of the shares.

Allianz Capital Partners GmbH (“ACP”) acquires Selecta

On July 3, 2007, Allianz Capital Partners GmbH (“ACP”), Munich, acquired the leading European vending operator Selecta.

Allianz Group completes squeeze-out procedure for Assurances Générales de France (AGF)

On July 10, 2007, the Allianz Group completed the squeeze-out procedure for AGF. As a result, the AGF shares are no longer listed on the Paris stock exchange Euronext.

The acquisition of the AGF shares, which Allianz did not already own is now fully completed. Allianz now holds 100% of the shares in AGF.

Allianz Group Interim Report Second Quarter and First Half of 2007

Standard & Poor’s raised its rating for Allianz SE to “AA”

On July 11, 2007, Standard & Poor’s (S&P) raised its long-term counterparty credit and insurer financial strength ratings on Allianz SE and various core entities from “AA-” to “AA”. This consequentially led to a raise of ratings on various strategically important insurance subsidiaries of Allianz from “A+” to “AA-”. The rating agency affirmed its “A-1+” short-term ratings on Allianz SE and various core operating subsidiaries. The outlook for all Allianz entities remains stable.

Corporate Tax Reform 2008

In July 2007 the Bill on the 2008 Corporate Tax Reform has been passed by the upper house of the German parliament which, among other, will lead to a reduction of income tax rates for German corporations from January 1, 2008. Consequently, from third quarter 2007 onwards, the Allianz Group will calculate its deferred taxes in Germany applying an accordingly reduced tax rate. Based on preliminary calculations the Allianz Group expects no material impact from the application of the reduced tax rate on its deferred tax balances.

European Floods and Storms

As a result of the severe flooding in the United Kingdom during late June and July 2007, the Allianz Group estimates further claims losses of approximately €135 mn. In addition, claims from July storms in Germany are expected to result in losses of approximately €55 mn, net of reinsurance.

Notes to the Consolidated Financial Statements

Responsibility statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the group, and the interim management report of the group includes a true and fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Munich, August 2, 2007

Allianz SE

The Board of Management

Allianz Group Interim Report Second Quarter and First Half of 2007

Review report

To Allianz SE, Munich

We have reviewed the condensed interim consolidated financial statements - comprising the balance sheet, income statement, condensed cash flow statement, statement of changes in equity and selected explanatory notes - and the interim group management report of Allianz SE, Munich for the period from January 1 to June 30, 2007 which are part of the half year financial reports according to § 37 w WpHG [„Wertpapierhandelsgesetz“: „German Securities Trading Act“]. The preparation of the condensed interim consolidated financial statements in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and of the interim group management report which has been prepared in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports is the responsibility of the Company’s management. Our responsibility is to issue a review report on these condensed interim consolidated financial statements and on the interim group management report based on our review.

We performed our review of the condensed interim consolidated financial statements and the interim group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and conduct the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and that the interim group management report has not been prepared, in material aspects, in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor’s report.

Based on our review, no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and that the interim group management report has not been prepared, in all material respects, in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports.

Munich, August 10, 2007

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Johannes Pastor	Dr. Frank Pfaffenzeller
Independent Auditor	Independent Auditor

Allianz SE

Koeniginstrasse 28

80802 Muenchen

Germany

Telephone +49 89 38 00 0

Telefax      +49 89 34 99 41

www.allianz.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2007

ALLIANZ SE

By	/s/ Harold Michael Langley-Poole
	Name:	Harold Michael Langley-Poole
	Title:	Head of Group Management Reporting